Exhibit 99.1



Alibaba Group Holding Limited

NYSE: BABA   HKEX: 9988 (HKD Counter) 89988 (RMB Counter)

Fiscal Year 2025 Interim Report

CONTENTS

Weighted Voting Rights

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, for so long as the Partnership Condition (as defined in our Articles of Association) is satisfied, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure.

Alibaba Partnership will remain in place for the life of the partnership unless our Articles of Association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. For the names and information of our current partners and further details of the Alibaba Partnership, please see the section headed "Directors, Senior Management and Employees – Directors and Senior Management – Alibaba Partnership" in our fiscal year 2024 annual report.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular, the Alibaba Partnership limits the ability of our shareholders to nominate and elect directors, and the interests of the Alibaba Partnership may conflict with the interests of our shareholders. For further information about the risks associated with our WVR structure, please see the section headed "Risk Factors — Risks Related to Our Corporate Structure" in our fiscal year 2024 annual report. Prospective investors should make the decision to invest in us only after due and careful consideration.

Exchange Rate Information

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US$**") and Hong Kong dollars ("**HK$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90179 to HK$1.00, the middle rate on September 30, 2024 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group's new organizational and governance structure, Alibaba's strategies and business and operational plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases and the business outlook and quotations from management in this Interim Report, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the implementation of Alibaba Group's new organizational and governance structure; Alibaba's ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba's businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the U.S. Securities and Exchange Commission and announcements on the website of the Hong Kong Stock Exchange. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

MANAGEMENT DISCUSSION AND ANALYSIS

Six Months Ended September Summary Financial Results

	Six months ended September 30,			
	2023	2024		
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages and per share amounts)			
Revenue	458,946	479,739	68,362	5%
Income from operations	76,074	71,235	10,151	(6)%[2]
Operating margin	17%	15%		
Adjusted EBITDA[1]	101,289	98,488	14,034	(3)%[3]
Adjusted EBITDA margin[1]	22%	21%		
Adjusted EBITA[1]	88,216	85,596	12,197	(3)%[3]
Adjusted EBITA margin[1]	19%	18%		
Net income	59,696	67,569	9,629	13%[4]
Net income attributable to ordinary shareholders	62,038	68,143	9,710	10%[4]
Non-GAAP net income[1]	85,110	77,209	11,002	(9)%[4]
Diluted earnings per share[5]	3.01	3.50	0.50	16%[4][6]
Diluted earnings per ADS[5]	24.08	28.00	3.99	16%[4][6]
Non-GAAP diluted earnings per share[1][5]	4.13	3.94	0.56	(5)%[4][6]
Non-GAAP diluted earnings per ADS[1][5]	33.00	31.50	4.49	(5)%[4][6]

---

(1) See the sections entitled "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) The year-over-year decrease was primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

(3) The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

(4) The year-over-year changes were primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by a decrease in income from operations and an increase in net exchange loss, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5) Each ADS represents eight ordinary shares.

(6) The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

Six Months Ended September Segment Results

Revenue for the six months ended September 30, 2024 was RMB479,739 million (US$68,362 million), an increase of 5% year-over-year compared to RMB458,946 million in the same period of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,			
	2023	2024		
				YoY % Change
	RMB	RMB	US$	
	(in millions, except percentages)			
Taobao and Tmall Group:				
China commerce retail				
- Customer management	148,322	150,479	21,443	1%
- Direct sales and others[1]	54,066	49,950	7,118	(8)%
	202,388	200,429	28,561	(1)%
China commerce wholesale	10,219	11,938	1,701	17%
Total Taobao and Tmall Group	212,607	212,367	30,262	(0)%
Cloud Intelligence Group	52,713	56,159	8,003	7%
Alibaba International Digital Commerce Group:				
International commerce retail	36,116	49,309	7,026	37%
International commerce wholesale	10,518	11,656	1,661	11%
Total Alibaba International Digital Commerce Group	46,634	60,965	8,687	31%
Cainiao Smart Logistics Network Limited	45,987	51,458	7,333	12%
Local Services Group	30,014	33,954	4,838	13%
Digital Media and Entertainment Group	11,160	11,275	1,607	1%
All others[2]	93,850	99,179	14,133	6%
Unallocated	526	888	126	
Inter-segment elimination	(34,545)	(46,506)	(6,627)	
Consolidated revenue	**458,946**	**479,739**	**68,362**	**5%**

_____

(1) Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(2) All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Six months ended September 30,			
	2023	2024		
	RMB	RMB	US$	YoY % Change [3]
		(in millions, except percentages)		
Taobao and Tmall Group	96,396	93,400	13,309	(3)%
Cloud Intelligence Group	2,325	4,998	712	115%
Alibaba International Digital Commerce Group	(804)	(6,611)	(942)	(722)%
Cainiao Smart Logistics Network Limited	1,783	673	96	(62)%
Local Services Group	(4,546)	(777)	(111)	83%
Digital Media and Entertainment Group	(138)	(281)	(40)	(104)%
All others[1]	(3,170)	(2,845)	(405)	10%
Unallocated [2]	(2,482)	(2,142)	(305)	
Inter-segment elimination	(1,148)	(819)	(117)	
Consolidated adjusted EBITA	**88,216**	**85,596**	**12,197**	**(3)%**
Less: Non-cash share-based compensation expense	(5,201)	(7,775)	(1,108)	
Less: Amortization and impairment of intangible assets	(4,910)	(3,441)	(490)	
Less: Impairment of goodwill	(2,031)	–	–	
Less: Provision for the shareholder class action lawsuits	–	(3,145)	(448)	
Income from operations	**76,074**	**71,235**	**10,151**	**(6)%**

(1) All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2) Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3) For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)   Segment revenue

- *China Commerce Retail Business*

    Revenue from our China commerce retail business in the six months ended September 30, 2024 was RMB200,429 million (US$28,561 million), a decrease of 1% compared to RMB202,388 million in the same period of 2023, due to the 8% decrease in direct sales revenue described below.

    Customer management revenue increased by 1% year-over-year, primarily due to the online GMV growth, partly offset by a decline in take rate. The year-over-year decrease in take rate was primarily due to increasing proportion of GMV generated from new models that currently have lower monetization rates.

Direct sales and others revenue under China commerce retail business in the six months ended September 30, 2024 was RMB49,950 million (US$7,118 million), a decrease of 8% compared to RMB54,066 million in the same period of 2023, primarily attributable to the decrease in sales of appliances and consumer electronics.

- *China Commerce Wholesale Business*

  Revenue from our China commerce wholesale business in the six months ended September 30, 2024 was RMB11,938 million (US$1,701 million), an increase of 17% compared to RMB10,219 million in the same period of 2023, primarily due to the increase in revenue from value-added services provided to paying members.

(ii) Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA decreased by 3% to RMB93,400 million (US$13,309 million) in the six months ended September 30, 2024, compared to RMB96,396 million in the same period of 2023, primarily due to the increase in investment in user experience, partly offset by the increase in revenue from customer management service.

Cloud Intelligence Group

(i) Segment revenue

Revenue from Cloud Intelligence Group was RMB56,159 million (US$8,003 million) in the six months ended September 30, 2024, an increase of 7% compared to RMB52,713 million in the same period of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 7% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products, partly offset by the decrease in non-public cloud revenue as we transition away from the low-margin project-based revenues to focus on high-quality revenues.

(ii) Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 115% to RMB4,998 million (US$712 million) in the six months ended September 30, 2024, compared to RMB2,325 million in the same period of 2023, primarily due to shift in product mix toward higher-margin public cloud products including AI-related products and improving operating efficiency, partly offset by the increasing investments in customer growth and technology.

Alibaba International Digital Commerce Group

(i) Segment revenue

- *International Commerce Retail Business*

  Revenue from our International commerce retail business in the six months ended September 30, 2024 was RMB49,309 million (US$7,026 million), an increase of 37% compared to RMB36,116 million in the same period of 2023, primarily driven by the increase in revenue contributed by AliExpress' *Choice* and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

- *International Commerce Wholesale Business*

  Revenue from our International commerce wholesale business in the six months ended September 30, 2024 was RMB11,656 million (US$1,661 million), an increase of 11% compared to RMB10,518 million in the same period of 2023, primarily due to the increase in revenue generated by cross-border-related value-added services.

(ii)   Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB6,611 million (US$942 million) in the six months ended September 30, 2024, compared to a loss of RMB804 million in the same period of 2023, primarily due to the increase in investments in AliExpress and Trendyol's cross-border businesses, partly offset by Lazada's significant reduction in operating loss from improvements in its monetization and operating efficiency.

Cainiao Smart Logistics Network Limited

(i)   Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB51,458 million (US$7,333 million) in the six months ended September 30, 2024, an increase of 12% compared to RMB45,987 million in the same period of 2023, primarily driven by the increase in revenue from cross-border fulfillment solutions.

(ii)   Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 62% to RMB673 million (US$96 million) in the six months ended September 30, 2024, compared to RMB1,783 million in the same period of 2023, primarily due to the increased investments in cross-border fulfillment solutions.

Local Services Group

(i)   Segment revenue

Revenue from Local Services Group was RMB33,954 million (US$4,838 million) in the six months ended September 30, 2024, an increase of 13% compared to RMB30,014 million in the same period of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)   Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB777 million (US$111 million) in the six months ended September 30, 2024, compared to a loss of RMB4,546 million in the same period of 2023, primarily due to improved operating efficiency and increasing scale.

Digital Media and Entertainment Group

(i)   Segment revenue

Revenue from Digital Media and Entertainment Group was RMB11,275 million (US$1,607 million) in the six months ended September 30, 2024, an increase of 1% compared to RMB11,160 million in the same period of 2023.

(ii)   Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the six months ended September 30, 2024 was a loss of RMB281 million (US$40 million), compared to a loss of RMB138 million in the same period of 2023.

All Others

(i)   Segment revenue

Revenue from All others segment was RMB99,179 million (US$14,133 million) in the six months ended September 30, 2024, an increase of 6% compared to RMB93,850 million in the same period of 2023, mainly due to the increase in revenue from retail businesses including Freshippo and Alibaba Health.

(ii)   Segment adjusted EBITA

Adjusted EBITA from All others segment in the six months ended September 30, 2024 was a loss of RMB2,845 million (US$405 million), compared to a loss of RMB3,170 million in the same period of 2023.

Six Months Ended September Other Financial Results

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Six months ended September 30,					% of Revenue YoY change
	2023		**2024**			
	RMB	**% of Revenue**	**RMB**	**US$**	**% of Revenue**	
	(in millions, except percentages)					
Costs and expenses:						
Cost of revenue	282,011	61.4%	290,135	41,344	60.5%	(0.9)%
Product development expenses	24,683	5.4%	27,555	3,927	5.7%	0.3%
Sales and marketing expenses	52,532	11.4%	65,167	9,286	13.6%	2.2%
General and administrative expenses	16,705	3.6%	23,057	3,285	4.8%	1.2%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses	382,872		409,355	58,332		
Share-based compensation expense:						
Cost of revenue	937	0.2%	1,205	172	0.3%	0.1%
Product development expenses	2,764	0.6%	3,560	507	0.7%	0.1%
Sales and marketing expenses	725	0.2%	948	135	0.2%	0.0%
General and administrative expenses	775	0.2%	2,564	365	0.5%	0.3%
Total share-based compensation expense[1]	5,201		8,277	1,179		
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	281,074	61.2%	288,930	41,172	60.2%	(1.0)%
Product development expenses	21,919	4.8%	23,995	3,420	5.0%	0.2%
Sales and marketing expenses	51,807	11.3%	64,219	9,151	13.4%	2.1%
General and administrative expenses	15,930	3.5%	20,493	2,920	4.3%	0.8%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses excluding share-based compensation expense	377,671		401,078	57,153		

_____

(1) This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the six months ended September 30, 2024 was RMB290,135 million (US$41,344 million), or 60.5% of revenue, compared to RMB282,011 million, or 61.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 61.2% in the same period of 2023 to 60.2% in the six months ended September 30, 2024.

Product development expenses – Product development expenses in the six months ended September 30, 2024 were RMB27,555 million (US$3,927 million), or 5.7% of revenue, compared to RMB24,683 million, or 5.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.8% in the same period of 2023 to 5.0% in the six months ended September 30, 2024.

Sales and marketing expenses – Sales and marketing expenses in the six months ended September 30, 2024 were RMB65,167 million (US$9,286 million), or 13.6% of revenue, compared to RMB52,532 million, or 11.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11.3% in the same period of 2023 to 13.4% in the six months ended September 30, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the six months ended September 30, 2024 were RMB23,057 million (US$3,285 million), or 4.8% of revenue, compared to RMB16,705 million, or 3.6% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.5% in the same period of 2023 to 4.3% in the six months ended September 30, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the six months ended September 30, 2024 was RMB8,277 million (US$1,179 million), compared to RMB5,201 million in the same period of 2023.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,			
	2023	2024		
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)			
By type of awards:				
Alibaba Group share-based awards[1]	9,107	5,877	837	(35)%
Ant Group share-based awards[2]	(6,749)	(15)	(2)	(100)%
Others[3]	2,843	2,415	344	(15)%
Total share-based compensation expense[4]	5,201	8,277	1,179	59%

_____

(1) This represents Alibaba Group share-based awards granted to our employees.

(2) This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3) This represents share-based awards of our subsidiaries.

(4) This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the six months ended September 30, 2024 compared to the same period of 2023. This decrease was primarily due to the decrease in the number and average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the six months ended September 30, 2023 because we made a mark-to-market adjustment during the period relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the six months ended September 30, 2024 was RMB3,441 million (US$490 million), a decrease of 30% from RMB4,910 million in the same period of 2023.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million was recorded in the six months ended September 30, 2023 because the carrying value of a reporting unit within All others segment exceeded its fair value.

Income from operations and operating margin

Income from operations in the six months ended September 30, 2024 was RMB71,235 million (US$10,151 million), or 15% of revenue, a decrease of 6% compared to RMB76,074 million, or 17% of revenue, in the same period of 2023, primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 3% year-over-year to RMB98,488 million (US$14,034 million) in the six months ended September 30, 2024, compared to RMB101,289 million in the same period of 2023. Adjusted EBITA decreased 3% year-over-year to RMB85,596 million (US$12,197 million) in the six months ended September 30, 2024, compared to RMB88,216 million in the same period of 2023, primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled "Six Months Ended September Segment Results" above.

Interest and investment income, net

Interest and investment income, net in the six months ended September 30, 2024 was a gain of RMB17,129 million (US$2,441 million), compared to a loss of RMB762 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income (expense), net

Other income (expense), net in the six months ended September 30, 2024 was an expense of RMB1,221 million (US$174 million), compared to income of RMB2,755 million in the same period of 2023, primarily attributable to the increase in net exchange loss compared to the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the six months ended September 30, 2024 were RMB17,442 million (US$2,485 million), compared to RMB11,819 million in the same period of 2023.

Share of results of equity method investees

We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the six months ended September 30, 2024 was a profit of RMB2,483 million (US$354 million), compared to a loss of RMB2,914 million in the same period of 2023, primarily due to the year-over-year decrease in impairment of equity method investees. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Six months ended September 30,		
	2023	**2024**	
	RMB	**RMB**	**US$**
		(in millions)	
Share of profit (loss) of equity method investees			
- Ant Group	5,210	6,395	911
- Others	(1,648)	(1,334)	(190)
Impairment loss	(4,481)	(2,157)	(307)
Others[1]	(1,995)	(421)	(60)
Total	(2,914)	2,483	354

(1) Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

Net income and Non-GAAP net income

Our net income in the six months ended September 30, 2024 was RMB67,569 million (US$9,629 million), compared to RMB59,696 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the six months ended September 30, 2024 was RMB77,209 million (US$11,002 million), a decrease of 9% compared to RMB85,110 million in the same period of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the six months ended September 30, 2024 was RMB68,143 million (US$9,710 million), compared to RMB62,038 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the six months ended September 30, 2024 was RMB28.00 (US$3.99), compared to RMB24.08 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the six months ended September 30, 2024 was RMB31.50 (US$4.49), a decrease of 5% compared to RMB33.00 in the same period of 2023.

Diluted earnings per share in the six months ended September 30, 2024 was RMB3.50 (US$0.50 or HK$3.88), compared to RMB3.01 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the six months ended September 30, 2024 was RMB3.94 (US$0.56 or HK$4.37), a decrease of 5% compared to RMB4.13 in the same period of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this Interim Report. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB554,378 million (US$78,998 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2024 was primarily due to cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by free cash flow generated from operations of RMB31,107 million (US$4,433 million) and net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

Net cash provided by operating activities and free cash flow

During the six months ended September 30, 2024, net cash provided by operating activities was RMB65,074 million (US$9,273 million), a decrease of 31% compared to RMB94,537 million in the same period of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB31,107 million (US$4,433 million), a decrease of 63% compared to RMB84,309 million in the same period of 2023. The decrease in free cash flow was mainly attributed to our investments in Alibaba Cloud infrastructure and refund to Tmall merchants after we cancelled the annual service fee and other working capital changes related to factors including scale down of certain direct sales businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this Interim Report.

Net cash used in investing activities

During the six months ended September 30, 2024, net cash used in investing activities of RMB34,865 million (US$4,968 million) primarily reflected (i) an increase in other treasury investments by RMB113,387 million (US$16,158 million), (ii) capital expenditures of RMB29,585 million (US$4,216 million), and (iii) cash outflow of RMB5,807 million (US$827 million) for investment and acquisition activities. These cash outflows were partly offset by (i) a decrease in short-term investments by RMB105,470 million (US$15,029 million) and (ii) cash inflow of RMB6,509 million (US$928 million) from disposal of investments.

<u>Net cash used in financing activities</u>

During the six months ended September 30, 2024, net cash used in financing activities of RMB86,364 million (US$12,307 million) primarily reflected cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by the net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

<u>Employees</u>

As of September 30, 2024, we had a total of 197,991 employees, compared to 204,891 as of March 31, 2024.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2023	2024	
	RMB	RMB	US$
	(in millions)		
Net income	**59,696**	**67,569**	**9,629**
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:			
Interest and investment income, net	762	(17,129)	(2,441)
Interest expense	3,638	4,615	658
Other (income) expense, net	(2,755)	1,221	174
Income tax expenses	11,819	17,442	2,485
Share of results of equity method investees	2,914	(2,483)	(354)
Income from operations	**76,074**	**71,235**	**10,151**
Non-cash share-based compensation expense	5,201	7,775	1,108
Amortization and impairment of intangible assets	4,910	3,441	490
Impairment of goodwill	2,031	–	–
Provision for the shareholder class action lawsuits	–	3,145	448
Adjusted EBITA	**88,216**	**85,596**	**12,197**
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	13,073	12,892	1,837
Adjusted EBITDA	**101,289**	**98,488**	**14,034**

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2023	**2024**	
	RMB	**RMB**	**US$**
		(in millions)	
Net income	**59,696**	**67,569**	**9,629**
Adjustments to reconcile net income to non-GAAP net income:			
Non-cash share-based compensation expense	5,201	7,775	1,108
Amortization and impairment of intangible assets	4,910	3,441	490
Provision for the shareholder class action lawsuits	–	3,145	448
Loss (Gain) on deemed disposals/disposals/ revaluation of investments	7,307	(8,116)	(1,157)
Impairment of goodwill and investments, and others	11,873	5,067	722
Tax effects [1]	(3,877)	(1,672)	(238)
Non-GAAP net income	**85,110**	**77,209**	**11,002**

_____

(1) Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2023	2024	
	RMB	RMB	US$
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	**62,038**	**68,143**	**9,710**
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(134)	(131)	(19)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	95	14
Net income attributable to ordinary shareholders – diluted	61,904	68,107	9,705
Non-GAAP adjustments to net income attributable to ordinary shareholders[1]	22,949	8,521	1,214
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	**84,853**	**76,628**	**10,919**
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)[2]	**20,567**	**19,459**	
Diluted earnings per share[2][3]	**3.01**	**3.50**	**0.50**
Non-GAAP diluted earnings per share[2][4]	**4.13**	**3.94**	**0.56**
Diluted earnings per ADS[2][3]	**24.08**	**28.00**	**3.99**
Non-GAAP diluted earnings per ADS[2][4]	**33.00**	**31.50**	**4.49**

(1) Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2) Each ADS represents eight ordinary shares.

(3) Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2023	**2024**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities	**94,537**	**65,074**	**9,273**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(10,119)	(28,916)	(4,120)
Less: Changes in the buyer protection fund deposits	(109)	(5,051)	(720)
Free cash flow	**84,309**	**31,107**	**4,433**

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our unaudited condensed consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

Other Financial Information

Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB94,537 million and RMB65,074 million (US$9,273 million) of cash from operating activities for the six months ended September 30, 2023 and 2024, respectively. As of September 30, 2024, we had cash and cash equivalents, short-term investments and other treasury investments of RMB554,378 million (US$78,998 million). Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to three years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In May 2024, we issued convertible unsecured fixed rate senior notes due 2031 for an aggregate principal amount of US$5 billion.

In November 2024, we issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion and RMB-denominated notes for an aggregate principal amount of RMB17 billion.

We monitor the Group's financial health and liquidity position by reviewing its total debts to Adjusted EBITDA ratio, calculated by dividing bank borrowings, unsecured senior notes and convertible unsecured senior notes by Adjusted EBITDA for the last twelve months. The group's total debts to Adjusted EBITDA ratio was 0.89 and 1.07 as at March 31, 2024 and September 30, 2024, respectively.

Significant Investments

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants, in China and across the world. As of September 30, 2024, our equity interest in Ant Group on a fully diluted basis was 33%. During the six months ended September 30, 2024, dividend received from Ant Group amounted to RMB2,630 million (US$375 million).

We did not hold any other significant investments as of September 30, 2024.

Material Acquisitions and Disposals

Material acquisitions and disposals of subsidiaries and investments (including those that are under definitive agreement but have not closed, and excluding equity transactions in subsidiaries) in the six months ended September 30, 2024 and the period through the date of this Interim Report are set forth below.

In October 2024, we completed the conversion of the convertible loans of RMB400 million for approximately 6% additional equity interest in Shenzhen 4PX Information and Technology Co., Ltd, which became a consolidated subsidiary of the Company.

Save as disclosed above, as at the date of this Interim Report, the Group did not have detailed future plans for material investments or capital assets.

Pledge of Assets

Certain of the Group's bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC and receivables with carrying values of RMB34,056 million and RMB27,767 million, as of March 31, 2024 and September 30, 2024, respectively.

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Contingent Liabilities

As at September 30, 2024, the Group had no material contingent liabilities.

Capital Expenditure and Capital Commitment

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the six months ended September 30, 2023 and 2024, our capital expenditures totaled RMB12,077 million and RMB29,585 million (US$4,216 million), respectively.

The group's capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB18,372 million and RMB23,997 million (US$3,420 million) as of March 31, 2024 and September 30, 2024, respectively.

Remuneration Policy

Alibaba Group periodically reviews its remuneration policy and compensation packages. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The Company's subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

Alibaba Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees and consultants of Alibaba Group or affiliated companies under equity incentive plans adopted since the inception of the Company. For details of Alibaba Group's equity incentive plans, please refer to the section titled "Equity Incentive Plans".

Subsequent Events

Save as disclosed in this Interim Report, as at the date of this Interim Report, there were no significant events that might affect Alibaba Group since September 30, 2024.

DIRECTORS AND CHIEF EXECUTIVE OFFICER

The following table sets forth certain information relating to our directors and chief executive officer.

Name	Age	Position/Title
Joseph C. TSAI[†][a]	60	Chairman; Chairman, Cainiao Smart Logistics Network Limited
Eddie Yongming WU[†][b]	49	Director and Chief Executive Officer; Chairman and Chief Executive Officer, Cloud Intelligence Group
J. Michael EVANS[†][a]	67	Director and President
Maggie Wei WU[†][c]	56	Director
Jerry YANG[b]	56	Independent director
Wan Ling MARTELLO[b]	66	Independent director
Weijian SHAN[c]	71	Independent director
Irene Yun-Lien LEE[a]	71	Independent director
Albert Kong Ping NG[b]	67	Independent director
Kabir MISRA[c]	55	Independent director

† Director nominated by the Alibaba Partnership.

(a)   Group I directors. Current term of office will expire at our 2027 annual general meeting.

(b)   Group II directors. Current term of office will expire at our 2025 annual general meeting.

(c)   Group III directors. Current term of office will expire at our 2026 annual general meeting.

Biographical Information

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013, our executive vice chairman until September 2023 and is currently our chairman. Joe is a founding member of the Alibaba Partnership. He is chairman of Cainiao Smart Logistics Network Limited, a board member of Taobao and Tmall Group and Alibaba International Digital Commerce Group, and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. Joe received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Eddie Yongming WU (吳泳銘) has served as our Chief Executive Officer and director since September 2023. Eddie is one of our co-founders and a member of the Alibaba Partnership. He served as CEO of Taobao and Tmall Group from December 2023 to November 2024. He has been the chairman and chief executive officer of Cloud Intelligence Group since September 2023. He is also a director of Local Services Group. Eddie was technology director of Alibaba at the Company's inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group's search, advertising and mobile business. Eddie served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Eddie was a special assistant to Alibaba Group's chairman. In August 2015, Eddie founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Eddie graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mike received his bachelor's degree in politics from Princeton University in 1981.

Maggie Wei WU (武衛) has been our director since September 2020 and is a founding member of the Alibaba Partnership. Maggie is also a director of Digital Media and Entertainment Group. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. In 2018, she was named as one of the world's 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor's degree in accounting from Capital University of Economics and Business.

Jerry YANG (楊致遠) has been our director since September 2014. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!'s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Jerry served as a director of Yahoo! Japan. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Jerry received a bachelor's degree and a master's degree in electrical engineering from Stanford University, where he has been currently serving on the university's Board of Trustees since October 2017. Jerry was appointed Chair of Stanford's Board of Trustees in July 2021. He was previously on Stanford's Board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is also on the board of portfolio companies of BayPine. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé's global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE and Stellantis N.V., a company listed on the NYSE, the Italian Stock Exchange and Euronext, Paris. Wan Ling received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN (單偉建) has been our director since March 2022. He is the executive chairman and a founder of PAG, a leading private equity firm in Asia. He has been with PAG since 2010. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent non-executive director of Singapore-listed Wilmar International Limited between 2018 and 2021. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

Irene Yun-Lien LEE (利蘊蓮) has been our director since August 2022. Irene is the executive chairman of Hysan Development Limited and is the independent non-executive chairman of Hang Seng Bank Limited, both companies listed on the Hong Kong Stock Exchange. She is an independent non-executive director of Hong Kong and Shanghai Banking Corporation Limited. Irene also serves as a member of the board of trustees of The Better Hong Kong Foundation. Irene was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Until April 2022, she was an independent non-executive director of HSBC Holdings plc. Irene had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Irene received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

Albert Kong Ping NG (吳港平) has been our director since August 2022 and chairman of our audit committee since December 2022. Albert currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Beijing Airdoc Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, and China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Albert is also an independent non-executive director and member of the audit and risk committee of Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Albert worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young's Global Executive Board. Prior to joining Ernst & Young, he was Greater China Managing Partner of Arthur Andersen, Managing Partner – China Operation of PricewaterhouseCoopers and Managing Director of Citigroup – China Investment Banking. Albert is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor's degree in business administration and a master's degree in business administration from the Chinese University of Hong Kong.

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018 to 2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies Flipkart, Paytm, Tokopedia, Coupang and BigCommerce. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. Kabir is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master's degree in business administration from the Stanford Graduate School of Business.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, a sustainability committee, a compliance and risk committee and a capital management committee.

Audit Committee

Our audit committee currently consists of Albert Ng, Wan Ling Martello and Weijian Shan. Mr. Ng is the chairman of our audit committee.

Compensation Committee

Our compensation committee currently consists of Jerry Yang, Albert Ng and Kabir Misra. Mr. Yang is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Irene Lee and Jerry Yang. Ms. Lee is the chairman of our nominating and corporate governance committee.

Sustainability Committee

Our sustainability committee currently consists of Jerry Yang, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our sustainability committee.

Compliance and Risk Committee

Our compliance and risk committee currently consists of Irene Lee, Albert Ng, Kabir Misra and J. Michael Evans. Ms. Lee is the chairman of our compliance and risk committee.

Capital Management Committee

Our capital management committee currently consists of Joe Tsai, Eddie Wu, J. Michael Evans and Maggie Wu. Mr. Tsai is the chairman of our capital management committee.

DISCLOSURE OF INTERESTS

The following tables set forth:

- the interest and short positions of our directors and chief executive officer in the shares, underlying shares and debentures of our Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by us pursuant to Section 352 of the SFO; or (c) as otherwise notified to us and the Hong Kong Stock Exchange pursuant to the Model Code; and

- the interest and short positions of persons other than our directors and chief executive officer in the Shares and underlying Shares which would fall to be disclosed to us pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by us pursuant to Section 336 of the SFO,

in each case as of September 30, 2024. Interest and short positions under the SFO are determined differently from beneficial ownership disclosed in our fiscal year 2024 annual report, which is determined in accordance with the rules and regulations of the SEC. Moreover, information about persons other than our directors and chief executive officer were obtained solely from publicly available information on the website of the Hong Kong Stock Exchange, and the Company cannot guarantee the accuracy and completeness of such information.

Directors and Chief Executive Officer

Interest in our Company

Name of director / chief executive officer	Capacity / nature of interest	Number of shares/ underlying shares [(1),(2)]		Approximate % of shareholding [(3)]
		(in the number of Shares)	*(in the number of ADSs)*	
Joseph C. TSAI [(4)]	Beneficial owner	641,072 (L)	80,134 (L)	0.00%
	Interest of spouse	1,280,000 (L)	160,000 (L)	0.01%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	13,907,176 (L)	1,738,397 (L)	0.07%
	Interest in controlled corporation	260,924,840 (L)	32,615,605 (L)	1.36%
		276,753,088 (L)	34,594,136 (L)	1.44%
Eddie Yongming WU [(5)]	Beneficial owner	17,879,752 (L)	2,234,969 (L)	0.09%
	Interest of spouse	108,000 (L)	13,500 (L)	0.00%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	12,320,000 (L)	1,540,000 (L)	0.06%
		30,307,752 (L)	3,788,469 (L)	0.16%
J. Michael EVANS [(6)]	Beneficial owner	18,636,592 (L)	2,329,574 (L)	0.10%
Maggie Wei WU [(7)]	Beneficial owner	3,533,632 (L)	441,704 (L)	0.02%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,600,000 (L)	950,000 (L)	0.04%
		11,133,632 (L)	1,391,704 (L)	0.06%
Jerry YANG	Beneficial owner	453,072 (L)	56,634 (L)	0.00%
Wan Ling MARTELLO	Beneficial owner	328,000 (L)	41,000 (L)	0.00%
Weijian SHAN	Beneficial owner	112,800 (L)	14,100 (L)	0.00%
Irene Yun-Lien LEE	Beneficial owner	101,600 (L)	12,700 (L)	0.00%
Albert Kong Ping NG	Beneficial owner	101,600 (L)	12,700 (L)	0.00%
Kabir MISRA	Beneficial owner	506,800 (L)	63,350 (L)	0.00%

Notes:

1. The letter "L" stands for long position.

2. Each ADS represents eight Shares.

3. The calculation is based on a total of 19,159,821,492 Shares in issue as of September 30, 2024 (including Shares repurchased but not yet cancelled as of September 30, 2024).

4. The interests comprised (i) 630,400 Shares held by Mr. Joseph C. TSAI; (ii) 10,672 Shares underlying the outstanding RSUs granted to Mr. Joseph C. TSAI; (iii) 1,280,000 Shares held by his spouse; (iv) 13,907,176 Shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey that has granted Mr. Joseph C. TSAI a revocable proxy over these Shares and which is wholly-owned by Joe and Clara Tsai Foundation; (v)

147,385,672 Shares held by Parufam Limited, a Bahamas corporation of which Mr. Joseph C. TSAI is the sole director; and (vi) 113,539,168 Shares held by PMH Holding Limited, a British Virgin Islands corporation of which Mr. Joseph C. TSAI is the sole director.

5.   The interests comprised (i) 599,752 Shares held by Mr. Eddie Yongming WU; (ii) 1,280,000 Shares underlying the outstanding RSUs and 16,000,000 Shares underlying the outstanding share options granted to Mr. Eddie Yongming WU; (iii) 108,000 Shares held by his spouse; and (iv) 12,320,000 Shares held by a discretionary trust of which Mr. Eddie Yongming WU is a founder.

6.   The interests comprised (i) 76,192 Shares held by Mr. J. Michael EVANS; and (ii) 1,360,400 Shares underlying the outstanding RSUs and 17,200,000 Shares underlying the outstanding share options granted to Mr. J. Michael EVANS.

7.   The interests comprised (i) 3,431,224 Shares held by Ms. Maggie Wei WU; (ii) 102,408 Shares underlying the outstanding RSUs granted to Ms. Maggie Wei WU; and (iii) 7,600,000 Shares held by a discretionary trust of which Ms. Maggie Wei WU is a founder.

Save as disclosed above, as of September 30, 2024, none of our directors or chief executive officer had any interest or short position in the shares, underlying shares or debentures of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to us and the Hong Kong Stock Exchange.

Substantial Shareholders

Name of shareholder	Capacity / nature of interest	Number of shares/ underlying shares [(1),(2)]		Approximate % of shareholding [(3)]
		(in the number of Shares)	*(in the number of ADSs)*	
JPMorgan Chase & Co. [(4)]	Beneficial owner	849,539,881 (L)	106,192,485 (L)	4.43%
		681,445,750 (S)	85,180,718 (S)	3.56%
	Trustee	4,089,584 (L)	511,198 (L)	0.02%
	Investment manager	183,519,627 (L)	22,939,953 (L)	0.96%
		6,131,206 (S)	766,400 (S)	0.03%
	Person having a security interest in shares	47,533,315 (L)	5,941,664 (L)	0.25%
	Approved lending agent	427,723,852 (L)	53,465,481 (L)	2.23%
		427,723,852 (P)	53,465,481 (P)	2.23%
		1,512,406,259 (L)	189,050,782 (L)	7.89%
		687,576,956 (S)	85,947,119 (S)	3.59%
		427,723,852 (P)	53,465,481 (P)	2.23%
Shiodome Project 17 GK [(5)]	Beneficial owner	2,296 (L)	287 (L)	0.00%
	Interest in controlled corporation	2,195,000,000 (L)	274,375,000 (L)	11.46%
		2,195,000,000 (S)	274,375,000 (S)	11.46%
		2,195,002,296 (L)	274,375,287 (L)	11.46%
		2,195,000,000 (S)	274,375,000 (S)	11.46%
SoftBank Group Corp. [(6)]	Beneficial owner	3,788,048 (L)	473,506 (L)	0.02%
	Interest in controlled corporation	2,293,607,896 (L)	286,700,987 (L)	11.97%
		2,293,605,600 (S)	286,700,700 (S)	11.97%
		2,297,395,944 (L)	287,174,493 (L)	11.99%
		2,293,605,600 (S)	286,700,700 (S)	11.97%
The Goldman Sachs Group, Inc. [(7)]	Interest in controlled corporation	982,509,304 (L)	122,813,663 (L)	5.13%
		822,048,311 (S)	102,756,038 (S)	4.29%

Notes:

1. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

2. Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded down to the nearest whole number and for reference only.

3. The calculation is based on a total of 19,159,821,492 Shares in issue as of September 30, 2024 (including Shares repurchased but not yet cancelled as of September 30, 2024).

4. According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated September 26, 2024, (a) 849,539,881 Shares (long position) and 681,445,750 Shares (short position) were held by JPMorgan Chase & Co. directly; (b) 4,089,584 Shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; and (c) the remaining interests were held by JPMorgan Chase & Co. indirectly through certain of its controlled corporations. Among them, (i) 39,177,042 Shares (long position) and 71,377,100 Shares (short position) were held through physically settled listed derivatives; (ii) 2,649,512 Shares (long position) and 6,317,786 Shares (short position) were held through cash settled listed derivatives; (iii) 46,985,534 Shares (long position) and 29,942,898 Shares (short position) were held through physically settled unlisted derivatives; (iv) 293,605,866 Shares (long position) and 231,357,167 Shares (short position) were held through cash settled unlisted derivatives; and (v) 79,503,547 Shares (long position) and 14,988,037 Shares (short position) were held through listed derivatives which are convertible instruments.

5. According to the disclosure of interests notice filed by Shiodome Project 17 GK regarding the relevant event dated August 28, 2024, (a) 2,296 Shares (long position) were held by Shiodome Project 17 GK directly and (b) the remaining interests were held by Shiodome Project 17 GK indirectly through certain of its controlled corporations. Among them, 2,195,000,000 Shares (short position) were held through unlisted derivatives which may either be cash settled or physically settled.

6. According to the disclosure of interests notice filed by SoftBank Group Corp. regarding the relevant event dated September 26, 2024, (a) 3,788,048 Shares (long position) were held by SoftBank Group Corp. directly and (b) the remaining interests were held by SoftBank Group Corp. indirectly through certain of its controlled corporations (including Shiodome Project 17 GK). Among them, 2,293,605,600 Shares (short position) were held through physically settled unlisted derivatives.

7. According to the disclosure of interests notice filed by The Goldman Sachs Group, Inc. regarding the relevant event dated September 26, 2024, the interests were held by The Goldman Sachs Group, Inc. indirectly through certain of its controlled corporations. Among them, (i) 338,899,950 Shares (long position) and 327,796,944 Shares (short position) were held through physically settled listed derivatives, (ii) 2,660 Shares (long position) and 1,818,482 Shares (short position) were held through cash settled listed derivatives; (iii) 405,516,259 Shares (long position) and 378,234,014 (short position) were held through physically settled unlisted derivatives; (iv) 13,725,766 Shares (long position) and 87,245,248 Shares (short position) were held through cash settled unlisted derivatives; (v) 22,073,670 Shares (long position) were held through unlisted derivatives which are convertible instruments; and (vi) 10,100 Shares (short position) were held through listed derivative which is a warrant instrument.

Save as disclosed above, as of September 30, 2024, so far as known to the Company, no person (other than our directors and chief executive officer) had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to us under Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by us pursuant to Section 336 of the SFO.

EQUITY INCENTIVE PLANS

Before the Primary Conversion Effective Date, the 2014 Plan was the equity incentive plan of our Company in effect. The 2024 equity incentive plans were adopted in August 2024 for the purpose of granting share-based awards to eligible participants after the Primary Conversion.

2014 Plan

The 2014 Plan was approved by our shareholders in September 2014. It was amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes. The 2014 Plan provides for the granting of restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights to the directors, employees, and consultants of our group, our affiliates and/or certain other companies. As of April 1, 2024, the number of underlying Shares represented by the share-based awards available for grant under the 2014 Plan was 286,838,192 Shares (equivalent to 35,854,774 ADSs). For a summary of the key terms of the 2014 Plan, please see "Directors, Senior Management and Employees – Equity Incentive Plan" in our fiscal year 2024 annual report.

The 2014 Plan expired on September 18, 2024 and no further awards will be granted under the plan. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan.

A total of 93,627,776 Shares (equivalent to 11,703,472 ADSs), representing approximately 0.5% of the weighted average number Shares in issue (excluding treasury shares) of our Company, may be issued in respect of all share-based awards granted to eligible participants during the Reporting Period.

Details of movements of RSUs under the 2014 Plan during the Reporting Period are as follows:

Name of grantee	Date of grant	Number of RSUs (1) Outstanding as of April 1, 2024	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed/ forfeited during the Reporting Period	Outstanding as of September 30, 2024	Number of underlying Shares as of September 30, 2024 (2)	Notes
Directors and chief executive officer of our Company								
Joseph C. TSAI	July 24, 2018 to August 16, 2019	4,667	-	3,333	-	1,334	10,672	Notes 3, 12
Eddie Yongming WU	November 25, 2023	200,000	-	40,000	-	160,000	1,280,000	Notes 4, 12
J. Michael EVANS	June 15, 2020 to May 20, 2023	15,475	-	5,425	-	10,050	80,400	Notes 5, 12
	May 13, 2024	-	160,000	-	-	160,000	1,280,000	Notes 6, 7, 8, 17
Maggie Wei WU	July 24, 2018 to May 24, 2021	21,568	-	8,767	-	12,801	102,408	Notes 3, 12
Jerry YANG	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Wan Ling MARTELLO	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Weijian SHAN	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Irene Yun-Lien LEE	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Albert Kong Ping NG	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Kabir MISRA	August 17, 2024	-	4,000	4,000	-	-	-	Notes 8, 9, 10, 12, 17
Other grantees by category								
Employee participants	November 15, 2016 to March 31, 2024	63,806,796	-	20,920,029	3,597,690	39,289,077	314,312,616	Notes 11, 13
	May 13, 2024 to August 18, 2024	-	11,369,472	570,718	326,881	10,471,873	83,774,984	Notes 13, 16, 17
Related entity participants (18)	July 24, 2018 to June 8, 2022	397,955	-	235,996	25,266	136,693	1,093,544	Notes 11, 14
Total		**64,446,461**	**11,553,472**	**21,808,268**	**3,949,837**	**50,241,828**	**401,934,624**	

Notes:

1. The purchase price of all RSUs granted is nil.
2. Eight Shares are issuable upon the vesting of each RSU.
3. The RSUs vest over a period of 6 years.
4. The RSUs vest over a period of 5 years.
5. The RSUs vest over a period of 4 years.
6. The RSUs vest over a period of 2 years.
7. The closing price of ADSs traded on the NYSE immediately before the date on which RSUs were granted on May 13, 2024 and the fair value of RSUs as of the date of grant was US$80.04.
8. All the RSUs granted to our directors during the Reporting Period were made without any performance targets.
9. The RSUs vest immediately with a lock-up period of up to 3 years.
10. The closing price of ADSs traded on the NYSE immediately before the date on which RSUs were granted on August 17, 2024 and the fair value of RSUs as of the date of grant was US$83.18.
11. The RSUs granted to employee participants and related entity participants vest over a period of up to 10 years.
12. For directors and chief executive officer, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$80.00.
13. For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$72.62.
14. For related entity participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$72.59.
15. No RSUs granted were cancelled during the Reporting Period.

16. The following grants of RSUs were made to employee participants during the Reporting Period. These RSUs vest over 4 to 6 years without any performance target, except that certain RSUs granted to selected participants on May 13, 2024 and May 20, 2024 are subject to satisfaction of certain performance targets based on the financial or operational indicators of the relevant segments as determined by the administrator of the 2014 Plan.

Date of grant	Number of RSUs granted	Number of underlying Shares	Closing price of ADS immediately before date of grant (US$)	Fair value of each RSU as of date of grant (US$)
May 13, 2024	110,000	880,000	80.04	80.04
May 20, 2024	10,213,023	81,704,184	88.54	88.54
June 9, 2024	292,489	2,339,912	78.41	78.41
June 30, 2024	102,060	816,480	72.00	72.00
July 28, 2024	147,360	1,178,880	76.53	76.53
August 14, 2024	180,000	1,440,000	81.10	81.10
August 18, 2024	324,540	2,596,320	83.18	83.18
	11,369,472	90,955,776		

17. In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, the fair values of RSUs are determined with reference to the fair values of the underlying Shares.

18. A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

Details of movements of share options under the 2014 Plan during the Reporting Period are as follows:

Name of grantee	Date of grant	Exercise price (US$)	Number of share options					Number of underlying Shares as of September 30, 2024 [1]	Notes
			Outstanding as of April 1, 2024	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed/ forfeited during the Reporting Period	Outstanding as of September 30, 2024		
Directors and chief executive officer of our Company									
Eddie Yongming WU	November 25, 2023	78.37	2,000,000	-	-	-	2,000,000	16,000,000	Note 2
J. Michael EVANS	July 31, 2015	79.96	2,000,000	-	-	-	2,000,000	16,000,000	Note 3
	May 13, 2024	84.60	-	150,000	-	-	150,000	1,200,000	Notes 4, 5, 6
Other grantees by category									
Employee participants	May 10, 2015 to March 12, 2022	23.00 to 182.48	2,627,667	-	3,000	84,000	2,540,667	20,325,336	Notes 7, 8
Related entity participants [11]	March 12, 2022	23.00 to 26.00	207,000	-	23,000	84,000	100,000	800,000	Notes 7, 9
Total			6,834,667	150,000	26,000	168,000	6,790,667	54,325,336	

Notes:

1. Eight Shares are issuable upon the exercise of each share option.

2. The share options vest over a period of 5 years and are exercisable within 10 years after date of grant.

3. The share options vest over a period of 6 years and are exercisable within 12 years after date of grant.

4. The share options vest over a period of 2 years and are exercisable within 8 years after date of grant.

5. The closing price of ADSs traded on the NYSE immediately before the date which share options were granted on May 13, 2024 was US$80.04. The share options granted on May 13, 2024 were made without any performance targets.

6. The fair value of share options granted on May 13, 2024 was US$35.93 per option as of the date of grant. In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, our Company reviewed internal and external sources of information to assist in the estimation of various attributes to determine the fair values of share options, including the fair value of the underlying Shares, expected life and expected volatility.

7. The share options vest over a period of up to 9 years and are exercisable within up to 12 years after date of grant.

8. For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the share options were exercised during the Reporting Period was US$68.82.

9. For related entity participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the share options were exercised during the Reporting Period was US$75.57.

10. No share options granted were cancelled during the Reporting Period.

11. A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

2024 Plan

The 2024 Plan was approved at our annual general meeting of shareholders held in August 2024. It provides for the granting of restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights, that may be vested or exercised into ordinary shares (including in the form of ADSs). The 2024 Plan is funded by the new issuance of Shares or the transfer of treasury shares, as applicable and determined by us, and is subject to the requirements under Chapter 17 of the Hong Kong Listing Rules. For a summary of the key terms of the 2024 Plan, please see our proxy statement dated July 5, 2024.

The maximum number of Shares (including any transfer of treasury shares) which may be awarded under the 2024 Plan is 483,000,000 Shares (equivalent to 60,375,000 ADSs), representing approximately 2.6% of the number of issued and outstanding Shares of our Company (excluding treasury shares) as of the adoption date.

As of both the adoption date of the 2024 Plan and September 30, 2024, the number of share-based awards available for grant under the scheme mandate was 483,000,000 Shares (equivalent to 60,375,000 ADSs).

Within the 2024 Plan scheme limit, the maximum number of Shares (including any transfer of treasury shares) which may be awarded to service providers is 93,716,368 Shares (equivalent to 11,714,546 ADSs), representing approximately 0.5% of the number of issued and outstanding Shares of our Company (excluding treasury shares) as of the adoption date.

As of both the adoption date of the 2024 Plan and September 30, 2024, the number of share-based awards available for grant under the service provider sub-limit was 93,716,368 Shares (equivalent to 11,714,546 ADSs).

During the Reporting Period, no share-based awards were granted , exercised or vested, cancelled or lapsed under the 2024 Plan.

2024 Plan (Existing Shares)

The 2024 Plan (Existing Shares) was approved by our board in August 2024. It provides for the granting of restricted share units, non-statutory stock options, restricted shares and share appreciation rights, that may be vested or exercised into ordinary shares (including in the form of ADSs). The 2024 Plan (Existing Shares) is funded by existing Shares, therefore it does not constitute a scheme involving the new issuance of Shares as referred to in Chapter 17 of the Hong Kong Listing Rules but is subject to the applicable disclosure requirements under Rule 17.12 of the Hong Kong Listing Rules.

The maximum number of Shares which may be awarded under the 2024 Plan (Existing Shares) is 517,000,000 Shares (equivalent to 64,625,000 ADSs), representing approximately 2.8% of the number of issued and outstanding Shares of our Company (excluding treasury shares) as of the adoption date.

During the Reporting Period, no share-based awards were granted, exercised or vested, cancelled or lapsed under the 2024 Plan (Existing Shares).

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY'S LISTED SECURITIES

During the Reporting Period, our Company repurchased a total of 909 million Shares on the Hong Kong Stock Exchange and the NYSE for an aggregate consideration of US$8.7 billion.

Details of the Shares repurchased on the Hong Kong Stock Exchange are as follows:

Month of repurchase	Number of Shares repurchased	Highest price paid (HK$)	Lowest price paid (HK$)	Aggregate consideration paid (HK$, in millions)
April 2024	96,690,300	75.40	65.85	6,786
May 2024	41,430,000	85.85	73.45	3,261
June 2024	68,863,600	77.45	70.55	5,018
July 2024	92,633,600	77.95	69.90	6,875
August 2024	43,526,100	80.55	72.85	3,354
September 2024	-	-	-	-
Total	**343,143,600**			**25,294**

Details of the Shares repurchased on the NYSE are as follows:

Month of repurchase	Number of Shares underlying ADSs repurchased [1]	Highest price paid (US$)	Lowest price paid (US$)	Aggregate consideration paid (US$, in millions)
April 2024	119,222,792	9.61	8.56	1,078
May 2024	57,509,912	11.30	9.36	580
June 2024	111,022,008	10.00	8.98	1,059
July 2024	96,566,976	10.12	9.00	920
August 2024	101,855,904	10.72	9.24	1,030
September 2024	79,554,616	12.19	10.04	840
Total	**565,732,208**			**5,507**

Note:

1. Each ADS represents eight Shares.

Further, our Company repurchased 118,628,800 Shares at the price of US$10.10 per Share, representing an aggregate consideration of approximately US$1.2 billion, through privately negotiated transaction concurrently with the pricing of the Notes Offering (as defined below) on May 23, 2024. Together with the repurchase of Shares on the Hong Kong Stock Exchange and the NYSE, our Company paid an aggregate consideration of approximately US$9.9 billion during the Reporting Period.

As of the date of this Interim Report, other than Shares transferred to a trust prior to the Primary Conversion Effective Date, all the Shares repurchased during the Reporting Period have been cancelled.

Save as disclosed above, neither our Company nor any of its subsidiaries purchased, sold or redeemed any of our Company's securities listed on the Hong Kong Stock Exchange or the NYSE (including sale of treasury shares) during the Reporting Period. As of September 30, 2024, our Company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

OTHER INFORMATION

Corporate Governance

Compliance with the Corporate Governance Code

We became subject to the Corporate Governance Code upon the voluntary conversion of our secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange, effective on the Primary Conversion Effective Date.

To the knowledge of the Company and our directors, we have complied with all applicable code provisions as set out in Part 2 of the Corporate Governance Code during the period from the Primary Conversion Effective Date to September 30, 2024.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code, to regulate, among others, all dealings by directors and relevant employees of securities in the Company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines throughout the period from the Primary Conversion Effective Date to September 30, 2024.

Audit Committee Review

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

- selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

- developing and implementing policy to approve auditing and certain non-audit services to be performed by the independent registered public accounting firm(s);

- reviewing the adequacy and effectiveness of our internal control systems and processes;

- reviewing with the independent auditor any audit problems or difficulties and our response(s);

- reviewing and approving our related party transactions and connected transactions;

- monitoring, reviewing and periodically discussing with the board, the senior management and the independent auditors the integrity of our financial statements and annual, half-year and quarterly reports;

- establishing and reviewing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, possible improprieties in financial reporting, internal control or auditing matters, or other matters;

- meeting separately, periodically, with management, the independent auditor and our internal auditors; and

- reporting to the full board of directors.

Our audit committee has reviewed our unaudited condensed consolidated interim financial statements for the six months ended September 30, 2024 and this interim report, and has met with the independent auditor of the Company, PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters.

Our unaudited condensed consolidated interim financial statements for the six months ended September 30, 2024 have been reviewed by the independent auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Interim Dividend

Our board did not recommend the distribution of an interim dividend for the Reporting Period.

Use of Proceeds from the Notes Offering

In May 2024, we completed a private offering (the "**Notes Offering**") of US$5 billion aggregate principal amount of 0.50% Convertible Senior Notes due 2031 (the "**Notes**"). In connection with the Notes Offering, we also entered into capped call transactions (the "**Capped Call Transactions**") with certain financial institutions, using US$637.50 million of the net proceeds from the sale of the Notes. The cap price of the Capped Call Transactions is initially US$161.60 (subject to certain adjustments), which represents a premium of 100% over the last reported sale price of US$80.80 per ADS on the NYSE on May 23, 2024, and is subject to adjustments similar to the adjustments on the conversion rate of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act.

The Company intended to use the net proceeds from the Notes Offering to (i) repurchase a number of its ADS pursuant to its existing share repurchase program, concurrently with the pricing of the Notes Offering in privately negotiated transactions effected through one or more of the initial purchasers or their affiliates, as its agent (the "**Concurrent Repurchase**"); (ii) fund further share repurchases, from time to time, under the Company's existing share repurchase program; and (iii) fund the costs of entering into the Capped Call Transactions.

The Notes will mature on June 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Notes will bear interest at a rate of 0.50% per year, payable in arrears on June 1 and December 1, of each year, beginning on December 1, 2024. Holders may convert all or any portion of the Notes, in integral multiples of US$1,000 principal amount, at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, we will pay or deliver, at our election and as the case may be, cash, ADSs, or a combination of cash and ADSs. Holders may elect to receive ordinary shares in lieu of any ADSs deliverable by our Company upon conversion.

The initial conversion rate for the Notes is 9.5202 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$105.04 per ADS. The initial conversion price represents a premium of approximately 30% over the last reported sale price of US$80.80 per ADS on the NYSE on May 23, 2024. Following certain corporate events, we may, in certain circumstances, increase the conversion rate which initially shall not exceed 12.3762 ADSs per US$1,000 principal amount of the Notes.

Subsequently, as a result of the declaration of our dividend in May 2024 and pursuant to the terms and conditions of the Notes, (i) the initial conversion rate of the Notes was adjusted from 9.5202 ADSs per US$1,000 principal amount of the Notes to 9.7271 ADSs per US$1,000 principal amount of the Notes, and (ii) the maximum conversion rate of the Notes (taking into account the make-whole adjustments in the event of certain corporate events) was adjusted from 12.3762 ADSs per US$1,000 principal amount of the Notes to 12.6452 ADSs per US$1,000 principal amount of the Notes, with effect from June 13, 2024. Following the above adjustment, the maximum number of ordinary shares (including in the form of ADS) that we may issue upon full conversion of the Notes (taking into account the make-whole adjustments in the event of certain corporate events) increased from 495,048,000 Shares to 505,808,000 Shares.

For further details of the Notes Offering, please see the announcements of our Company dated May 23, 2024, May 24, 2024, May 30, 2024 and August 15, 2024.

The net proceeds raised from the Notes Offering were used according to the intentions as disclosed in the announcement of our Company dated May 23, 2024. As of September 30, 2024, there were no unutilized proceeds.

A summary of the utilization of the net proceeds from the Notes Offering as of September 30, 2024 is as follows:

Purpose	Percentage to total amount	Net proceeds from the Notes Offering	Amount of net proceeds utilized during the Reporting Period	Actual use of proceeds up to September 30, 2024
		(US$ in millions)	(US$ in millions)	(US$ in millions)
Concurrent Repurchases	24.3%	1,198	1,198	1,198
Fund further share repurchases	62.8%	3,094	3,094	3,094
Fund the costs of entering into the Capped Call Transactions	12.9%	638	638	638
Total	**100%**	**4,930**	**4,930**	**4,930**

DEFINITIONS

Conventions that apply to this Interim Report

Unless the context otherwise requires, references in this interim report to:

- "**2014 Plan**" is to the 2014 Post-IPO Equity Incentive Plan, which we adopted on September 2, 2014 and amended and restated on February 12, 2020 and May 25, 2022;

- "**2024 equity incentive plans**" are to the 2024 Plan and 2024 Plan (Existing Shares);

- "**2024 Plan**" is to the 2024 Equity Incentive Plan, which we adopted on August 22, 2024;

- "**2024 Plan (Existing Shares)**" is to the 2024 Equity Incentive Plan (Existing Shares), which we adopted on August 26, 2024;

- "**ADS(s)**" are to the American depositary share(s), each of which represents eight Shares;

- "**Alibaba**," "**Alibaba Group**," "**the Group**," "**Company**," "**our company**," "**we**," "**our**" or "**us**" are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;

- "**Articles**" or "**Articles of Association**" is to our Amended and Restated Articles of Association (as amended and restated from time to time), adopted on September 30, 2020 and amended on August 22, 2024;

- "**board**" or "**board of directors**" is to our board of directors, unless otherwise stated;

- "**Corporate Governance Code**" is to the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules;

- "**director(s)**" are to member(s) of our board, unless otherwise stated;

- "**Hong Kong Listing Rules**" are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

- "**Hong Kong Stock Exchange**" is to The Stock Exchange of Hong Kong Limited;

- "**Model Code**" is to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules;

- "**NYSE**" is to the New York Stock Exchange;

- "**Primary Conversion**" is to the voluntary conversion of our secondary listing status to primary listing on the Main Board of the Hong Kong Stock Exchange;

- "**Primary Conversion Effective Date**" is to August 28, 2024, being the date on which the Primary Conversion became effective;

- "**Reporting Period**" is to the six months ended September 30, 2024;

- "**RSU(s)**" are to restricted share unit(s);

- "**SEC**" is to the United States Securities and Exchange Commission;

- "**SFO**" is to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

- "**Share Split**" is to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;

- "**shareholder(s)**" are to holder(s) of Shares and, where the context requires, ADSs;

- "**Share(s)**" or "**ordinary share(s)**" are to ordinary share(s) in our capital with par value of US$0.000003125 each;

- "**substantial shareholder(s)**" has the meaning ascribed to it under the Hong Kong Listing Rules;

- "**U.S.**" or "**United States**" is to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

- "**US$**" or "**U.S. dollars**" are to the lawful currency of the United States;

- "**U.S. Exchange Act**" is to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

- "**U.S. Securities Act**" is to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ALIBABA GROUP HOLDING LIMITED
INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Report on Review of Interim Financial Information
To the Board of Directors of Alibaba Group Holding Limited
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 46 to 76, which comprises the condensed consolidated balance sheet of Alibaba Group Holding Limited (the "Company") and its subsidiaries (together, the "Group") as at September 30, 2024 and the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

Other Matter

The comparative information for the condensed consolidated balance sheet is based on the audited financial statements as at March 31, 2024. The comparative information for the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows, and related explanatory notes, for the period ended September 30, 2023 has not been audited or reviewed.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, November 29, 2024

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Notes	Six months ended September 30,		
		2023	2024	
		RMB	RMB	US$
				(Note 2(a))
		(in millions, except per share data)		
Revenue	4, 14	458,946	479,739	68,362
Cost of revenue	14	(282,011)	(290,135)	(41,344)
Product development expenses	14	(24,683)	(27,555)	(3,927)
Sales and marketing expenses	14	(52,532)	(65,167)	(9,286)
General and administrative expenses	14	(16,705)	(23,057)	(3,285)
Amortization and impairment of intangible assets		(4,910)	(3,441)	(490)
Impairment of goodwill	11	(2,031)	—	—
Other gains, net		—	851	121
Income from operations		76,074	71,235	10,151
Interest and investment income, net		(762)	17,129	2,441
Interest expense		(3,638)	(4,615)	(658)
Other income (expense), net	14	2,755	(1,221)	(174)
Income before income tax and share of results of equity method investees		74,429	82,528	11,760
Income tax expenses	5	(11,819)	(17,442)	(2,485)
Share of results of equity method investees		(2,914)	2,483	354
Net income		59,696	67,569	9,629
Net loss attributable to noncontrolling interests		2,393	854	121
Net income attributable to Alibaba Group Holding Limited		62,089	68,423	9,750
Accretion of mezzanine equity		(51)	(280)	(40)
Net income attributable to ordinary shareholders		62,038	68,143	9,710
Earnings per share attributable to ordinary shareholders	7			
Basic		3.04	3.58	0.51
Diluted		3.01	3.50	0.50
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	7			
Basic		24.31	28.62	4.08
Diluted		24.08	28.00	3.99
Weighted average number of shares used in computing earnings per share (million shares)	7			
Basic		20,414	19,045	
Diluted		20,567	19,459	

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,		
	2023	2024	
	RMB	RMB	US$
			(Note 2(a))
		(in millions)	
Net income	59,696	67,569	9,629
Other comprehensive income (loss):			
- Foreign currency translation:			
Change in unrealized gains (losses), net of tax	16,175	(3,699)	(527)
- Share of other comprehensive income of equity method investees:			
Change in unrealized gains	793	350	50
- Interest rate swaps under hedge accounting and others:			
Change in unrealized (losses) gains	(37)	60	8
Other comprehensive income (loss)	16,931	(3,289)	(469)
Total comprehensive income	76,627	64,280	9,160
Total comprehensive loss attributable to noncontrolling interests	1,785	1,119	159
Total comprehensive income attributable to ordinary shareholders	78,412	65,399	9,319

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of March 31, 2024 RMB	As of September 30, 2024 RMB	As of September 30, 2024 US$ (Note 2(a))
			(in millions)	
Assets				
Current assets:				
Cash and cash equivalents		248,125	182,992	26,076
Short-term investments		262,955	155,530	22,163
Restricted cash and escrow receivables		38,299	45,480	6,481
Equity securities and other investments	8	59,949	50,266	7,163
Prepayments, receivables and other assets		143,536	174,834	24,913
Total current assets		752,864	609,102	86,796
Equity securities and other investments	8	220,942	344,658	49,113
Prepayments, receivables and other assets		116,102	115,960	16,524
Investments in equity method investees		203,131	202,548	28,863
Property and equipment, net		185,161	207,917	29,628
Intangible assets, net	10	26,950	22,906	3,264
Goodwill	11	259,679	259,621	36,996
Total assets		1,764,829	1,762,712	251,184
Liabilities, mezzanine equity and shareholders' equity				
Current liabilities:				
Current bank borrowings		12,749	16,938	2,414
Current unsecured senior notes		16,252	15,786	2,249
Income tax payable		9,068	8,115	1,156
Accrued expenses, accounts payable and other liabilities	12	297,883	322,743	45,991
Merchant deposits		12,737	3,813	543
Deferred revenue and customer advances		72,818	77,473	11,040
Total current liabilities		421,507	444,868	63,393
Deferred revenue		4,069	4,318	615
Deferred tax liabilities		53,012	54,747	7,801
Non-current bank borrowings		55,686	51,302	7,311
Non-current unsecured senior notes		86,089	83,608	11,914
Non-current convertible unsecured senior notes	13	—	34,626	4,934
Other liabilities	12	31,867	31,365	4,470
Total liabilities		652,230	704,834	100,438

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

48

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,	
	2024	2024	
	RMB	RMB	US$
			(Note 2(a))
		(in millions)	
Commitments and contingencies			
Mezzanine equity	10,728	11,592	1,651
Shareholders' equity:			
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31 and September 30, 2024; 19,469,126,956 and 18,619,870,132 shares issued and outstanding as of March 31 and September 30, 2024 respectively	1	1	—
Additional paid-in capital	397,999	380,145	54,170
Treasury shares, at cost	(27,684)	(36,185)	(5,156)
Statutory reserves	14,733	15,885	2,264
Accumulated other comprehensive income			
Cumulative translation adjustments	3,635	429	61
Unrealized (losses) gains on interest rate swaps and others	(37)	38	5
Retained earnings	597,897	593,612	84,589
Total shareholders' equity	986,544	953,925	135,933
Noncontrolling interests	115,327	92,361	13,162
Total equity	1,101,871	1,046,286	149,095
Total liabilities, mezzanine equity and equity	1,764,829	1,762,712	251,184

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Ordinary shares | | Additional paid-in capital | Treasury shares | Subscription receivables | Statutory reserves | Accumulated other comprehensive income (loss) | | Retained earnings | Total shareholders' equity | Noncontrolling interests | Total equity |
| | Share | Amount | | | | | Cumulative translation adjustments | Unrealized gains (losses) on interest rate swaps and others | | | | |
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
							(in millions, except per share data)					
Balance as of April 1, 2023	20,526,017,712	1	416,880	(28,763)	(49)	12,977	(10,476)	59	599,028	989,657	123,406	1,113,063
Foreign currency translation adjustment, net of tax	—	—	—	—	(3)	—	15,468	2	—	15,467	705	16,172
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(174)	—	—	—	791	2	—	619	3	622
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	(37)	—	(37)	—	(37)
Net income for the period	—	—	—	—	—	—	—	—	62,089	62,089	(2,490)	59,599
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	53	53
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	—	(31)	(31)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	157,148,616	—	152	—	—	—	—	—	—	152	—	152
Repurchase and retirement of ordinary shares	(432,883,536)	—	(10,074)	208	—	—	—	—	(24,015)	(33,881)	—	(33,881)
Transactions with noncontrolling interests	—	—	(1,585)	—	—	—	—	—	—	(1,585)	965	(620)
Amortization of compensation cost	—	—	2,600	—	—	—	—	—	—	2,600	2,270	4,870
Declaration of dividends	—	—	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	1,439	—	—	(1,439)	—	—	—
Others	—	—	(51)	—	52	—	—	—	—	1	(245)	(244)
Balance as of September 30, 2023	20,250,282,792	1	407,748	(28,555)	—	14,416	5,783	26	635,663	1,035,082	124,636	1,159,718

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

| | Ordinary shares | | Additional paid-in capital | Treasury shares | Subscription receivables | Statutory reserves | Accumulated other comprehensive income (loss) Cumulative translation adjustments | Unrealized gains (losses) on interest rate swaps and others | Retained earnings | Total shareholders' equity | Noncontrolling interests | Total equity |
| | Share | Amount | | | | | | | | | | |
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
						(in millions, except per share data)						
Balance as of April 1, 2024	19,469,126,956	1	397,999	(27,684)	—	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(3,541)	—	—	(3,541)	(158)	(3,699)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(42)	—	—	—	335	15	—	308	—	308
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	60	—	60	—	60
Net income for the period	—	—	—	—	—	—	—	—	68,423	68,423	(961)	67,462
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	187	187
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	178,297,456	—	—	—	—	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(1,027,554,280)	—	(21,096)	(8,501)	—	—	—	—	(42,216)	(71,813)	—	(71,813)
Transactions with noncontrolling interests	—	—	2,357	—	—	—	—	—	—	2,357	(23,852)	(21,495)
Amortization of compensation cost	—	—	5,819	—	—	—	—	—	—	5,819	1,962	7,781
Declaration of dividends	—	—	—	—	—	—	—	—	(29,340)	(29,340)	—	(29,340)
Capped call transactions	—	—	(4,612)	—	—	—	—	—	—	(4,612)	—	(4,612)
Appropriation to statutory reserves	—	—	—	—	—	1,152	—	—	(1,152)	—	—	—
Others	—	—	(280)	—	—	—	—	—	—	(280)	(144)	(424)
Balance as of September 30, 2024	18,619,870,132	1	380,145	(36,185)	—	15,885	429	38	593,612	953,925	92,361	1,046,286

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2023	**2024**	
	RMB	**RMB**	**US$**
			(Note 2(a))
		(in millions)	
Cash flows from operating activities:	94,537	65,074	9,273
Cash flows from investing activities:			
Decrease in short-term investments, net	37,530	105,470	15,029
Increase in other treasury investments, net	(41,939)	(113,387)	(16,158)
Settlement of forward exchange contracts, net	385	311	44
Acquisitions of equity securities and other investments, and other assets	(3,064)	(3,905)	(556)
Disposals of equity securities and other investments, and other assets	10,176	5,772	823
Acquisitions of equity method investees	(2,122)	(1,964)	(280)
Disposals of and distributions from equity method investees	162	737	105
Acquisitions of:			
Land use rights, property and equipment	(12,077)	(29,585)	(4,216)
Disposals of property and equipment	153	1,475	210
Cash paid for business combinations, net of cash acquired	(297)	62	9
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(66)	—	—
Loans to employees, net of repayments	(7)	149	22
Net cash used in investing activities	(11,166)	(34,865)	(4,968)
Cash flows from financing activities:			
Issuance of ordinary shares	204	1	—
Repurchase of ordinary shares	(34,025)	(72,889)	(10,387)
Dividend distribution	—	(29,022)	(4,136)
Proceeds from convertible unsecured senior notes, net of debt issuance cost	—	35,677	5,084
Payments for capped call transactions	—	(4,612)	(657)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(1,206)	(19,947)	(2,842)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(545)	(116)	(17)
Contingent consideration payments made after a business combination	(66)	(149)	(21)
Capital injection from noncontrolling interests	1,583	2,636	376
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	6,759	22,098	3,149
Repayment of bank borrowings	(4,709)	(20,041)	(2,856)
Repayment of unsecured senior notes	(5,013)	—	—
Net cash used in financing activities	(37,018)	(86,364)	(12,307)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	5,132	(1,797)	(256)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	51,485	(57,952)	(8,258)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	229,510	286,424	40,815
Cash and cash equivalents, restricted cash and escrow receivables at end of period	280,995	228,472	32,557

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

1. **Organization and principal activities**

    Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these unaudited condensed consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

    The Company has six major business groups and various other businesses. The six major business groups are Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Digital Media and Entertainment Group. An ecosystem has developed around the Company's platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

    On August 28, 2024, the Company's voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the Hong Kong Stock Exchange and the New York Stock Exchange.

    The Company's American depositary shares ("ADSs") have been listed on the New York Stock Exchange ("NYSE") under the symbol of "BABA" and the Company's ordinary shares have been listed on the Hong Kong Stock Exchange ("HKSE") under the codes "9988 (HKD Counter)" and "89988 (RMB Counter)."

2. **Summary of significant accounting policies**

(a) **Basis of presentation**

    The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time ("Hong Kong Listing Rules"). Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for a complete set of financial statements. These unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary to a fair statement of the results for the interim periods presented. Results of operations for an interim period are not necessarily indicative of results for the entire year.

    These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2024. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to unsecured senior notes (Note 2(e)) and derivatives and hedging (Note 2(d)) were updated for the convertible senior notes and the related capped call transactions, respectively.

    Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated income statements, unaudited condensed consolidated statement of comprehensive income and unaudited condensed consolidated statement of cash flows from RMB into the United States Dollar ("US$") as of and for the six months ended September 30, 2024 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.0176, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

2. Summary of significant accounting policies (Continued)

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c) Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying unaudited condensed consolidated financial statements:

	As of March 31, 2024 RMB	As of September 30, 2024 RMB
	(in millions)	
Cash and cash equivalents and short-term investments	25,825	11,034
Investments in equity method investees and equity securities and other investments	35,228	40,079
Accounts receivable, net of allowance	16,884	18,267
Amounts due from non-VIE subsidiaries of the Company	36,405	62,032
Property and equipment, net and intangible assets, net	11,927	11,319
Others	33,276	40,619
Total assets	159,545	183,350
Amounts due to non-VIE subsidiaries of the Company	99,404	117,164
Accrued expenses, accounts payable and other liabilities	45,634	47,463
Deferred revenue and customer advances	15,586	16,850
Total liabilities	160,624	181,477

	Six months ended September 30,	
	2023 RMB	2024 RMB
	(in millions)	
Revenue (i)	57,989	67,739
Net (loss) income	(1,712)	2,103
Net cash (used in) provided by operating activities	(3,179)	12,118
Net cash used in investing activities	(1,610)	(28,993)
Net cash provided by financing activities	8,868	8,625

(i) Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

2. Summary of significant accounting policies (Continued)

(d) Derivatives and hedging

Contracts that meet the definition of a derivative are generally recognized on the unaudited condensed consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the unaudited condensed consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in the entity's own equity provided in ASC 815 "Derivatives and Hedging" and are recognized in shareholders' equity.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Interest rate swaps

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. All changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

The Company has elected the optional expedients under ASC 848 "Reference Rate Reform" for certain existing interest rate swaps that are designated as cash flow hedges in the hedging relationship designation and the assessment of probability of forecasted transaction and hedge effectiveness.

(e) Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the unaudited condensed consolidated income statements over the estimated term of the facilities using the effective interest method.

(f) Newly adopted accounting standard updates

In April 2024, the Company adopted ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

2. **Summary of significant accounting policies (Continued)**

(g) **Recent accounting pronouncements**

In November 2024, FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

3. **Significant mergers and acquisitions and investments**

Transactions that were not completed as of September 30, 2024

Acquisition of Shenzhen 4PX Information and Technology Co., Ltd. ("Shenzhen 4PX")

Shenzhen 4PX offers global cross-border e-commerce supply chain services. The Company previously held an approximately 45% effective equity interest in Shenzhen 4PX and the investment in Shenzhen 4PX was previously accounted for using the measurement alternative.

In October 2024, the Company completed the conversion of the convertible loans of RMB400 million for approximately 6% equity interest in Shenzhen 4PX and Shenzhen 4PX became a consolidated subsidiary of the Company. The Company is in the process of finalizing the acquisition accounting for the transaction.

4. **Revenue**

Revenue by segment is as follows:

	Six months ended September 30,	
	2023	2024
	RMB	RMB
	(in millions)	
Taobao and Tmall Group:		
China commerce retail (i)		
- Customer management	148,322	150,479
- Direct sales and others (ii)	54,066	49,950
	202,388	200,429
China commerce wholesale (iii)	10,219	11,938
Total Taobao and Tmall Group	212,607	212,367
Cloud Intelligence Group (iv)	52,713	56,159
Alibaba International Digital Commerce Group:		
International commerce retail (v)	36,116	49,309
International commerce wholesale (vi)	10,518	11,656
Total Alibaba International Digital Commerce Group	46,634	60,965
Cainiao Smart Logistics Network Limited (vii)	45,987	51,458
Local Services Group (viii)	30,014	33,954
Digital Media and Entertainment Group (ix)	11,160	11,275
All others (x)	93,850	99,179
Unallocated	526	888
Inter-segment elimination (xi)	(34,545)	(46,506)
Consolidated revenue	**458,946**	**479,739**

(i)   Revenue from China commerce retail is primarily generated from China commerce retail business and includes primarily revenue from customer management services and sales of goods.

(ii)   Revenue from direct sales and others under China commerce retail is primarily generated from direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global and primarily consists of revenue from sales of goods.

(iii) Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.

(iv)   Revenue from Cloud Intelligence Group is primarily generated from the provision of cloud services, which include public cloud services and non-public cloud services.

(v)   Revenue from International commerce retail is primarily generated from AliExpress, Lazada and Trendyol and includes revenue from customer management services, sales of goods and logistics services.

(vi)   Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.

(vii) Revenue from Cainiao represents logistics services revenue from the domestic and cross-border fulfillment services.

(viii) Revenue from Local Services Group primarily includes platform commissions, logistics services revenue from the provision of on-demand delivery services and revenue from other services provided by Ele.me, and revenue from software and technology services provided by Amap.

(ix)   Revenue from Digital Media and Entertainment Group is primarily generated from Youku and Alibaba Pictures, and includes revenue from membership fees, content investment income, customer management services and ticketing services.

4.   Revenue (Continued)

(x)   Revenue from All others represents revenue from businesses including Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform, Fliggy, DingTalk and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

(xi)   Inter-segment elimination consists of revenue primarily from Cainiao and Cloud Intelligence Group.

Revenue by type is as follows:

	Six months ended September 30,	
	2023	2024
	RMB	RMB
	(in millions)	
Customer management services (i)	187,926	199,821
Membership fees and value-added services	20,627	23,044
Logistics services	55,740	59,904
Cloud services	38,636	41,326
Sales of goods	137,207	135,837
Other revenue (ii)	18,810	19,807
	458,946	479,739

(i)   Customer management services mainly include cost-per-click ("CPC"), cost-per-thousand impressions ("CPM"), time-based and cost-per-sale ("CPS") marketing services.

(ii)   Other revenue includes revenue from self-developed online games, other value-added services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the six months ended September 30, 2023 and 2024 were not material.

Deferred revenue and customer advances of the Company primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

5. **Income tax expenses**

Composition of income tax expenses is as follows:

	Six months ended September 30,	
	2023	2024
	RMB	RMB
	(in millions)	
Current income tax expense	11,678	14,939
Deferred taxation	141	2,503
	11,819	17,442

The Company's effective tax rate for the six months ended September 30, 2023 and 2024 was 16% and 21%, respectively. For the interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•   Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), Taobao (China) Software Co., Ltd. ("Taobao China") and Alibaba (China) Technology Co., Ltd. ("Alibaba China"), entities primarily engaged in the operations of Tmall, Taobao and the Company's wholesale marketplaces, respectively, and Alibaba (Beijing) Software Services Co., Ltd ("Alibaba Beijing") and Alibaba (China) Co., Ltd ("China Co."), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2023 and 2024, Tmall China, Taobao China, Alibaba China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2023 and 2024.

6. **Share-based compensation expense by function**

Share-based compensation expense by function is as follows:

	Six months ended September 30,	
	2023	2024
	RMB	RMB
	(in millions)	
Cost of revenue	937	1,205
Product development expenses	2,764	3,560
Sales and marketing expenses	725	948
General and administrative expenses	775	2,564
	5,201	8,277

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

7. Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards under the treasury stock method and convertible unsecured senior notes under the if-converted method. Certain potentially dilutive securities, of which the amounts are insignificant, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,	
	2023	2024
	RMB	RMB
	(in millions, except per share data)	
Earnings per share		
Numerator:		
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	62,038	68,143
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(134)	(131)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	95
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	61,904	68,107
Shares (denominator):		
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,414	19,045
Adjustments for dilutive RSUs and share options (million shares)	153	149
Adjustments for convertible unsecured senior notes (million shares)	—	265
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	20,567	19,459
Net income per ordinary share — basic (RMB)	3.04	3.58
Net income per ordinary share — diluted (RMB)	3.01	3.50
Earnings per ADS		
Net income per ADS — basic (RMB)	24.31	28.62
Net income per ADS — diluted (RMB)	24.08	28.00

8. **Equity securities and other investments**

	As of March 31, 2024		
	Original cost	Cumulative net losses	Carrying value
	RMB	RMB	RMB
	(in millions)		
Equity securities:			
Listed equity securities	92,456	(25,275)	67,181
Investments in privately held companies	110,863	(14,385)	96,478
Debt investments:			
Debt securities and loan investments	20,723	(9,641)	11,082
Other treasury investments	106,150	—	106,150
	330,192	(49,301)	280,891

	As of September 30, 2024		
	Original cost	Cumulative net (losses) gains	Carrying value
	RMB	RMB	RMB
	(in millions)		
Equity securities:			
Listed equity securities	82,446	(14,817)	67,629
Investments in privately held companies	112,093	(15,778)	96,315
Debt investments:			
Debt securities and loan investments	18,591	(6,227)	12,364
Other treasury investments	218,512	104	218,616
	431,642	(36,718)	394,924

Equity securities

Net unrealized (losses) gains, including impairment losses, on equity securities, recognized in interest and investment income, net were RMB(11,571) million and RMB4,159 million for the six months ended September 30, 2023 and 2024, respectively.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative, for which the carrying value as of March 31 and September 30, 2024 were RMB89,660 million and RMB89,202 million, respectively. For the equity investments accounted for using the measurement alternative, the cumulative upward adjustments as of March 31 and September 30, 2024 were RMB20,965 million and RMB24,074 million, respectively, and the cumulative impairments and downward adjustments as of March 31 and September 30, 2024 were RMB32,760 million and RMB38,939 million, respectively.

Upward adjustments recorded in the unaudited condensed consolidated income statements on equity investments accounted for using the measurement alternative were RMB5,827 million and RMB4,614 million for the six months ended September 30, 2023 and 2024, respectively, and impairments and downward adjustments recorded in the unaudited condensed consolidated income statements were RMB5,395 million and RMB4,918 million for the same periods, respectively.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31 and September 30, 2024 were RMB3,344 million and RMB2,570 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31 and September 30, 2024 by RMB4,607 million and RMB2,401 million, respectively. Unrealized losses recorded in the unaudited condensed consolidated income statements on these convertible and exchangeable bonds were RMB290 million and RMB32 million for the six months ended September 30, 2023 and 2024, respectively.

8. **Equity securities and other investments (Continued)**

    Debt investments (Continued)

    Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31 and September 30, 2024 were RMB5,034 million and RMB3,826 million, respectively. Impairment losses (reversal of impairment losses) recorded in the unaudited condensed consolidated income statements on these debt investments were RMB201 million and RMB(1,117) million for the six months ended September 30, 2023 and 2024, respectively.

    As of September 30, 2024, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,509 million was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of these collateral as of March 31 and September 30, 2024 were RMB3,304 million and RMB4,244 million, respectively. There was no commitment to lend additional funds.

    The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

    Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes.

9. **Fair value measurement**

    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

    Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
    Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
    Level 3 — Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

    Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees' liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

9. Fair value measurement (Continued)

The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2024			
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)			
Assets				
Time deposits and certificate of deposits (i)	—	339,730	—	339,730
Wealth management products (i)	—	20,784	—	20,784
Marketable debt securities (i)	—	8,591	—	8,591
Restricted cash and escrow receivables	38,299	—	—	38,299
Listed equity securities (ii)	67,181	—	—	67,181
Convertible and exchangeable bonds (ii)	—	147	3,197	3,344
Option agreements (iii)	—	90	165	255
Others (vi)	—	2,255	5,593	7,848
	105,480	371,597	8,955	486,032
Liabilities				
Contingent consideration in relation to investments and acquisitions (iv)	—	—	713	713
Others (iv)	—	24	801	825
	—	24	1,514	1,538

	As of September 30, 2024			
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)			
Assets				
Time deposits and certificate of deposits (i)	—	304,984	—	304,984
Wealth management products (i)	—	59,621	—	59,621
Marketable debt securities (i)	—	9,541	—	9,541
Restricted cash and escrow receivables	45,480	—	—	45,480
Listed equity securities (ii)(v)	67,629	—	—	67,629
Convertible and exchangeable bonds (ii)	—	136	2,434	2,570
Option agreements (iii)	—	168	815	983
Others (vi)	—	739	5,170	5,909
	113,109	375,189	8,419	496,717
Liabilities				
Contingent consideration in relation to investments and acquisitions (iv)	—	—	513	513
Others (iv)	—	860	778	1,638
	—	860	1,291	2,151

9. Fair value measurement (Continued)

(i)	Included in short-term investments and equity securities and other investments on the unaudited condensed consolidated balance sheets.
(ii)	Included in equity securities and other investments on the unaudited condensed consolidated balance sheets.
(iii)	Included in prepayments, receivables and other assets on the unaudited condensed consolidated balance sheets.
(iv)	Included in accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets.
(v)	As of September 30, 2024, listed equity securities with fair value of RMB3,675 million were subject to contractual sale restrictions.
(vi)	Others primarily represent other investments with underlying assets measured at fair value.

Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

	Amounts
	RMB
	(in millions)
Balance as of April 1, 2024	3,197
Additions	186
Net decrease in fair value	(32)
Disposal	(849)
Conversion	(27)
Foreign currency translation adjustments	(41)
Balance as of September 30, 2024	2,434

10. Intangible assets, net

	As of March 31, 2024	As of September 30, 2024
	RMB	RMB
	(in millions)	
User base and customer relationships	48,863	48,783
Trade names, trademarks and domain names	39,687	39,596
Non-compete agreements	11,815	11,682
Developed technology and patents	7,166	7,110
Licensed copyrights and others	9,586	8,119
	117,117	115,290
Less: accumulated amortization and impairment	(90,167)	(92,384)
Net book value	26,950	22,906

Total amortization expenses recognized for the six months ended September 30, 2023 and 2024 amounted to RMB9,247 million and RMB7,122 million, respectively, including the portion relating to licensed copyrights of RMB4,337 million and RMB3,689 million which were recorded in cost of revenue for the six months ended September 30, 2023 and 2024, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

11. Goodwill

Changes in the carrying amount of goodwill by segment for the six months ended September 30, 2024 were as follows:

	Taobao and Tmall Group	Cloud Intelligence Group	Alibaba International Digital Commerce Group	Cainiao Smart Logistics Network Limited	Local Services Group	Digital Media and Entertainment Group	All others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
				(in millions)				
Balance as of April 1, 2024	164,945	3,638	20,033	16,442	20,447	11,601	22,573	259,679
Additions	—	—	—	—	—	56	90	146
Foreign currency translation adjustments	—	7	(212)	1	—	—	—	(204)
Balance as of September 30, 2024	164,945	3,645	19,821	16,443	20,447	11,657	22,663	259,621

Gross goodwill balances were RMB302,534 million and RMB302,476 million as of March 31 and September 30, 2024, respectively. Accumulated impairment losses were RMB42,855 million and RMB42,855 million as of March 31 and September 30, 2024, respectively.

12. Accrued expenses, accounts payable and other liabilities

The Company enters into agreements with several financial institutions and offer supplier finance program to the Company's suppliers. Suppliers can sell one or more of the Company's payment obligations at their sole discretion to the financial institutions to receive funds prior to the scheduled due dates to meet their cash flow needs. The Company's rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Company did not provide assets pledged as security or other forms of guarantees under the supplier finance program. As of March 31 and September 30, 2024, the outstanding payment obligations under the supplier finance program were RMB2,302 million and RMB3,961 million, respectively, and are recorded within accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets.

13. Convertible unsecured senior notes

In May 2024, the Company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031 (the "2024 Convertible Senior Notes"). The 2024 Convertible Senior Notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually.

The 2024 Convertible Senior Notes may be converted into the Company's ADSs, at the option of holders, at any time prior to the maturity date at an initial conversion rate of 9.5202 ADSs per US$1,000 principal amount. The initial conversion rate is subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the maturity date or following the Company's delivery of a notice of redemption, the Company will increase the initial conversion rate, which shall not exceed 12.3762 ADSs per US$1,000 principal amount, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial conversion rate noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

As of September 30, 2024, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.7271 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.6452 ADSs per US$1,000 principal amount.

The Company may redeem for cash all but not part of the 2024 Convertible Senior Notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2024 Convertible Senior Notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes on or after June 8, 2029, provided that the Company's ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the related redemption date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

13. **Convertible unsecured senior notes (Continued)**

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes on June 1, 2029, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest to, but excluding, the related repurchase date.

As of September 30, 2024, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were US$65 million (RMB458 million), and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$6,205 million (RMB43,540 million).

For the six months ended September 30, 2024, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%, and the total interest expense for the 2024 Convertible Senior Notes was US$13 million (RMB95 million), which includes the interest charged of US$8 million (RMB61 million) as well as the amortization of the debt discounts and debt issuance costs of US$5 million (RMB34 million), respectively.

In connection with the issuance of the 2024 Convertible Senior Notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million), which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap price of the capped call transactions is initially US$161.6 per ADS which is subject to adjustments similar to the adjustments on the conversion rate of the 2024 Convertible Senior Notes. The capped call transactions may be settled in cash at the Company's election.

14. **Related party transactions**

During the six months ended September 30, 2023 and 2024, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Six months ended September 30,	
	2023	**2024**
	RMB	**RMB**
	(in millions)	
Amounts earned by the Company		
Cloud services revenue (i)	3,502	4,977
Administrative and support services (i)	463	29
Marketplace software technology services fee and other amounts earned (i)	1,816	3,485
	5,781	8,491
Amounts incurred by the Company		
Payment processing and escrow services fee (ii)	6,322	6,381
Other amounts incurred (i)	869	1,449
	7,191	7,830

(i)   The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud, and other administrative and support services.

(ii)   The Company has a commercial agreement with Alipay.com Co., Ltd., a wholly-owned subsidiary of Ant Group ("Alipay"), whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

14. Related party transactions (Continued)

As of March 31 and September 30, 2024, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB9,848 million and RMB6,710 million, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB478 million and RMB1,058 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB254 million and RMB358 million were recorded in cost of revenue and sales and marketing expenses in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB1,273 million and RMB2,092 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2023 and 2024, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB7,461 million and RMB7,999 million were recorded in the unaudited condensed consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company's investments. As of March 31 and September 30, 2024, the aggregate outstanding balance of these loans was RMB2,628 million and RMB2,438 million, respectively, with remaining terms of up to 2 years and interest rates of up to 10% per annum as of March 31, 2024, and remaining terms of up to 6 years and interest rates of up to 10% per annum as of September 30, 2024.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited ("Cingleot"), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31 and September 30, 2024, HK$5,233 million and HK$4,680 million was drawn down by Cingleot under this facility, respectively.

The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the unaudited condensed consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the six months ended September 30, 2023 and 2024.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis.

15. **Risks and contingencies**

(a) The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b) The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC. These uncertainties also extend to the PRC's regulations relating to anti-monopoly and anti-unfair competition.

(c) Because of the Company's equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers', regulators', investors' and other third parties' perception of the Company. In April 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company's share of results of equity method investees and Ant Group has completed the related work on the rectification. Changes in Ant Group's business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

(d) The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC").

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

15. Risks and contingencies (Continued)

(e) In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(f) Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of September 30, 2024, substantially all of the Company's cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.

(g) The Company offers trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the six months ended September 30, 2024, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

(h) In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations in relation to disputes relating to trademarks and other intellectual property, among others. In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Tmall China, Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position. The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages in the original complaint. In March 2021, the plaintiffs amended their claim to seek higher damages. In December 2023, the Beijing High People's Court issued a judgment in favor of the plaintiffs, and the Company has appealed the court judgment. As of September 30, 2024, the case was in second-instance stage. The Company has accrued for the potential damages in connection with this lawsuit. As of September 30, 2024, the Company accrued a settlement provision of US$433 million (RMB3,145 million) for the settlement of a shareholder class action lawsuit that has been pending since November 2020; the settlement fully releases all claims asserted in the lawsuit. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any material loss contingencies in this respect as of September 30, 2024.

(i) The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao's international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company's business, financial condition and results of operations.

(j) The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic trade and other sanctions on a number of China-based companies. The United States and other countries may impose other and more expansive restrictions on the sales of chips or other technologies to China and China-based companies, including the Company, in future.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

16. Segment information

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following table presents the summary of adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") for each segment which is considered as a segment operating performance measure and the reconciliation to the consolidated net income, for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,	
	2023	**2024**
	RMB	**RMB**
	(in millions)	
Adjusted EBITA:		
Taobao and Tmall Group	96,396	93,400
Cloud Intelligence Group	2,325	4,998
Alibaba International Digital Commerce Group	(804)	(6,611)
Cainiao Smart Logistics Network Limited	1,783	673
Local Services Group	(4,546)	(777)
Digital Media and Entertainment Group	(138)	(281)
All others	(3,170)	(2,845)
	91,846	88,557
Reconciling items:		
Unallocated (ii)	(2,482)	(2,142)
Inter-segment elimination	(1,148)	(819)
Non-cash share-based compensation expense	(5,201)	(7,775)
Amortization and impairment of intangible assets	(4,910)	(3,441)
Impairment of goodwill	(2,031)	—
Provision for the shareholder class action lawsuits	—	(3,145)
Consolidated income from operations	76,074	71,235
Interest and investment income, net	(762)	17,129
Interest expense	(3,638)	(4,615)
Other income (expense), net	2,755	(1,221)
Income tax expenses	(11,819)	(17,442)
Share of results of equity method investees	(2,914)	2,483
Consolidated net income	59,696	67,569

(i)   Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which the Company does not believe are reflective of the Company's core operating performance during the periods presented.

(ii) Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Details of the Company's revenue by segment are set out in Note 4.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

17. Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance, based on billing date is as follows:

	As of March 31, 2024	As of September 30, 2024
	RMB	RMB
	(in millions)	
0-3 months	23,046	25,220
3-6 months	3,306	3,253
6-12 months	2,086	2,133
Over 1 year	924	903
Accounts receivable, net of allowance	29,362	31,509

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31, 2024	As of September 30, 2024
	RMB	RMB
	(in millions)	
0-3 months	54,066	57,388
3-6 months	5,551	3,069
6-12 months	1,271	1,125
Over 1 year	2,960	2,079
Accounts payable	63,848	63,661

18. Dividends

The Board did not recommend the distribution of interim dividend for the six months ended September 30, 2023 and 2024.

19. Subsequent events

Other than the subsequent events disclosed elsewhere in the unaudited condensed consolidated financial statements, in November 2024, the Company issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion and RMB-denominated notes for an aggregate principal amount of RMB17 billion.

20. Reconciliations between U.S. GAAP and International Financial Reporting Standards

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Company prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of Consolidated Balance Sheets (Extract)

	As of March 31, 2024								
	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
	(in millions of RMB)								
Equity securities and other investments	220,942	—	3,245	5,163	—	—	—	—	229,350
Prepayments, receivables and other assets	116,102	(258)	—	(113)	(534)	(1,874)	—	161	113,484
Investments in equity method investees	203,131	(241)	—	(173)	—	—	—	—	202,717
Property and equipment, net	185,161	—	—	—	—	—	—	446	185,607
Intangible assets, net	26,950	(2,181)	—	—	—	—	—	377	25,146
Goodwill	259,679	(46,392)	—	—	—	—	—	2,455	215,742
Total assets	**1,764,829**	**(49,072)**	**3,245**	**4,877**	**(534)**	**(1,874)**	**—**	**3,439**	**1,724,910**
Deferred tax liabilities	53,012	(789)	487	10	195	—	—	(46)	52,869
Other liabilities	31,867	—	—	—	—	(1)	10,009	—	41,875
Total liabilities	**652,230**	**(789)**	**487**	**10**	**195**	**(1)**	**10,009**	**(46)**	**662,095**
Mezzanine equity	10,728	—	—	—	—	—	(10,728)	—	—
Total shareholders' equity	986,544	(10,984)	2,164	4,867	(729)	(1,873)	(303)	1,469	981,155
Noncontrolling interests	115,327	(37,299)	594	—	—	—	1,022	2,016	81,660
Total equity	**1,101,871**	**(48,283)**	**2,758**	**4,867**	**(729)**	**(1,873)**	**719**	**3,485**	**1,062,815**
Total liabilities, mezzanine equity and equity	**1,764,829**	**(49,072)**	**3,245**	**4,877**	**(534)**	**(1,874)**	**—**	**3,439**	**1,724,910**

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONDENDED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 and 2024

20. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Unaudited Condensed Consolidated Balance Sheets (Extract)

	As of September 30, 2024									
	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and capped call transactions (viii)	Amounts under IFRS
	(in millions of RMB)									
Equity securities and other investments	344,658	—	4,995	5,298	—	—	—	—	—	354,951
Prepayments, receivables and other assets	115,960	(258)	—	—	323	(1,927)	—	329	5,859	120,286
Investments in equity method investees	202,548	(241)	—	711	—	—	—	—	—	203,018
Property and equipment, net	207,917	—	—	—	—	—	—	982	—	208,899
Intangible assets, net	22,906	(2,021)	—	—	—	—	—	408	—	21,293
Goodwill	259,621	(46,387)	—	—	—	—	—	2,846	—	216,080
Total assets	**1,762,712**	**(48,907)**	**4,995**	**6,009**	**323**	**(1,927)**	**—**	**4,565**	**5,859**	**1,733,629**
Deferred tax liabilities	54,747	(754)	380	321	(22)	—	—	(46)	—	54,626
Convertible unsecured senior notes	34,626	—	—	—	—	—	—	—	8,916	43,542
Other liabilities	31,365	—	—	—	—	(2)	10,857	—	—	42,220
Total liabilities	**704,834**	**(754)**	**380**	**321**	**(22)**	**(2)**	**10,857**	**(46)**	**8,916**	**724,484**
Mezzanine equity	11,592	—	—	—	—	—	(11,592)	—	—	—
Total shareholders' equity	953,925	(19,647)	4,541	5,688	345	(1,925)	408	2,141	(3,057)	942,419
Noncontrolling interests	92,361	(28,506)	74	—	—	—	327	2,470	—	66,726
Total equity	**1,046,286**	**(48,153)**	**4,615**	**5,688**	**345**	**(1,925)**	**735**	**4,611**	**(3,057)**	**1,009,145**
Total liabilities, mezzanine equity and equity	**1,762,712**	**(48,907)**	**4,995**	**6,009**	**323**	**(1,927)**	**—**	**4,565**	**5,859**	**1,733,629**

Reconciliation of Unaudited Condensed Consolidated Income Statement (Extract)

	Six months ended September 30, 2023								
	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
	(in millions of RMB)								
Revenue	458,946	—	—	—	—	—	—	444	459,390
Cost of revenue	(282,011)	—	—	—	(1,335)	716	—	(587)	(283,217)
Product development expenses	(24,683)	—	—	—	(2,558)	—	—	(57)	(27,298)
Sales and marketing expenses	(52,532)	—	—	—	(767)	1	—	(220)	(53,518)
General and administrative expenses	(16,705)	—	—	—	(2,227)	66	—	(54)	(18,920)
Amortization and impairment of intangible assets	(4,910)	188	—	—	—	—	—	14	(4,708)
Impairment of goodwill	(2,031)	2,031	—	—	—	—	—	—	—
Income from operations	76,074	2,219	—	—	(6,887)	783	—	(460)	71,729
Interest and investment income, net	(762)	—	(712)	(83)	—	—	23	659	(875)
Interest expense	(3,638)	—	—	—	—	(819)	(385)	(20)	(4,862)
Other income (expense), net	2,755	—	—	—	—	—	—	(31)	2,724
Income tax expenses	(11,819)	(58)	37	(68)	635	26	—	(322)	(11,569)
Share of results of equity method investees	(2,914)	—	—	(52)	(76)	—	—	—	(3,042)
Net income	59,696	2,161	(675)	(203)	(6,328)	(10)	(362)	(174)	54,105
Net loss attributable to noncontrolling interests	2,393	(671)	—	—	309	—	176	42	2,249
Accretion of mezzanine equity	(51)	—	—	—	—	—	51	—	—
Net income attributable to ordinary shareholders	**62,038**	**1,490**	**(675)**	**(203)**	**(6,019)**	**(10)**	**(135)**	**(132)**	**56,354**

20. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Unaudited Condensed Consolidated Income Statement (Extract) (Continued)

	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and capped call transactions (viii)	Amounts under IFRS
					(in millions of RMB)					
Revenue	479,739	—	—	—	—	—	—	97	—	479,836
Cost of revenue	(290,135)	—	—	—	(22)	641	—	(235)	—	(289,751)
Product development expenses	(27,555)	—	—	—	(10)	—	—	(1)	—	(27,566)
Sales and marketing expenses	(65,167)	—	—	—	(2)	1	—	(323)	—	(65,491)
General and administrative expenses	(23,057)	—	—	—	(18)	70	—	(9)	—	(23,014)
Amortization and impairment of intangible assets	(3,441)	160	—	—	—	—	—	39	—	(3,242)
Other gains, net	851	—	—	—	—	—	—	—	—	851
Income from operations	71,235	160	—	—	(52)	712	—	(432)	—	71,623
Interest and investment income, net	17,129	—	1,750	(56)	—	—	22	61	(7,689)	11,217
Interest expense	(4,615)	—	—	—	—	(775)	(434)	(12)	—	(5,836)
Other income (expense), net	(1,221)	—	—	—	—	—	—	442	—	(779)
Income tax expenses	(17,442)	(35)	109	(227)	866	11	—	(221)	—	(16,939)
Share of results of equity method investees	2,483	—	—	1,151	4	—	—	—	—	3,638
Net income	67,569	125	1,859	868	818	(52)	(412)	(162)	(7,689)	62,924
Net loss attributable to noncontrolling interests	854	(59)	—	—	(3)	—	133	145	—	1,070
Accretion of mezzanine equity	(280)	—	—	—	—	—	280	—	—	—
Net income attributable to ordinary shareholders	**68,143**	**66**	**1,859**	**868**	**815**	**(52)**	**1**	**(17)**	**(7,689)**	**63,994**

Six months ended September 30, 2024

(i)   Consolidation and business combinations

The Company consolidates an entity when the Company obtains control over the entity and deconsolidates the entity upon the loss of control. Under U.S. GAAP, control generally exists when the Company obtains a controlling financial interest over an entity, whereby the usual condition is ownership of over 50% of the voting shares. Under IFRS, de facto control exists when the Company has the practical ability to direct the relevant activities of the entity, even if the Company owns less than 50% of the voting shares.

The Company recognizes noncontrolling interests to reflect the portion of equity of a subsidiary that is not attributable to the Company. Under U.S. GAAP, noncontrolling interests are measured at fair value and full goodwill in relation to the acquiree is recognized in a business combination. Under IFRS, the Company can elect, on a transaction-by-transaction basis, to measure noncontrolling interests at the noncontrolling interests' proportionate share of the acquiree's net identifiable assets and partial goodwill is recognized to reflect the controlling interests only.

The Company recognizes an impairment loss when the Company determines that the carrying value of goodwill is not recoverable. Under U.S. GAAP, the impairment loss is measured by comparing the carrying value of the reporting unit, including goodwill, with its fair value. Under IFRS, the carrying value is compared with the recoverable amount, which is the higher of fair value less costs of disposal and value in use.

20. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

(ii)   Equity securities without readily determinable fair value

Under U.S. GAAP, the Company can elect, on an instrument-by-instrument basis, to apply the measurement alternative to record the investments in equity securities without readily determinable fair values at cost, less impairment, with subsequent adjustments for observable price changes recognized in the unaudited condensed consolidated income statements. Under IFRS, these investments are measured at fair value with changes in fair value recognized in the unaudited condensed consolidated income statements.

(iii)   Equity method investments

The Company generally applies the equity method to account for equity investments over which it has significant influence. Under U.S. GAAP, significant influence is presumed to exist for an investment in limited partnership or unincorporated entity, unless the investment is so minor that the Company has virtually no influence over the entity's operating and financial policies. Under IFRS, significant influence is presumed to exist for an investment of over 20% of the voting rights of an entity.

The Company records its share of the post-acquisition results of its equity method investees and adjusts for the basis differences that exist between the carrying values of the equity method investments and the Company's proportionate share of the carrying value of the investee's net assets. Adjustments are made to the financial statements of the equity method investees prepared under U.S. GAAP in order to conform to the Company's accounting policies under IFRS and to reflect the basis differences of the equity method investments under IFRS, if different from those under U.S. GAAP.

(iv)   Share-based awards

The employees of the Company hold share-based awards relating to an equity method investee of the Company that were granted and will be settled by related parties or economic interest holders of the Company. Under U.S. GAAP, the cost related to these awards is recognized over the requisite service period, with subsequent changes in fair value of these awards recognized in the unaudited condensed consolidated income statements. Under IFRS, these awards are not considered as share based payments of the Company and the cost relating to these awards is not recognized.

The Company accounts for income tax effects of share-based awards that ordinarily give rise to tax deduction. Under U.S. GAAP, deferred taxes for these awards are measured based on share-based compensation expenses recognized in the unaudited condensed consolidated financial statements. Under IFRS, deferred taxes for these awards are measured based on future tax deduction estimated at the end of each reporting period.

(v)   Operating leases

Under U.S. GAAP, the amortization of right-of-use assets and the interest expense related to lease liabilities are recorded together as lease expense and recognized in the unaudited condensed consolidated income statements on a straight-line basis. Under IFRS, the right-of-use assets are amortized on a straight-line basis while the interest expense related to lease liabilities are recognized in the unaudited condensed consolidated income statements using effective interest method.

(vi)   Redeemable noncontrolling interests

Equity interests issued by certain subsidiaries of the Company are redeemable. Under U.S. GAAP, redeemable equity interests are classified as mezzanine equity if the redemption is outside the Company's control and as noncontrolling interests if equity interests issued by finite-lived subsidiaries are mandatorily redeemable only upon liquidation. Under IFRS, these redeemable equity interests are generally classified as financial liabilities.

20. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

(vii)   Hyperinflation

Under U.S. GAAP, when the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary are remeasured prospectively as if its functional currency was the functional currency of its immediate parent company. Under IFRS, the financial statements of the subsidiary operating in a highly inflationary economy are restated in terms of the measuring unit current at the end of the reporting period.

(viii)   Convertible unsecured senior notes and capped call transactions

Certain unsecured senior notes issued by the Company are convertible into its ordinary shares. Under U.S. GAAP, these convertible notes are accounted for in entirety as liabilities measured at amortized cost with debt discounts and debt issuance costs amortized using the effective interest method. Under IFRS, these convertible notes that the Company can settle in cash at its election are accounted for as hybrid instruments, and the Company designates the hybrid instruments as financial liabilities measured at fair value which are classified as current liabilities with changes in fair value recognized in the unaudited condensed consolidated income statements, whereas changes in fair value attributed to credit risk recognized separately in other comprehensive income are insignificant.

The Company entered into capped call transactions in connection with the issuance of the convertible notes. Under U.S. GAAP, these capped call transactions meet the scope exception for contracts in the entity's own equity provided in ASC 815 and are recognized in shareholders' equity. Under IFRS, these transactions with net cash settlement alternative are recognized as financial assets measured at fair value with changes in fair value recognized in the unaudited condensed consolidated income statements.



Alibaba Group Holding Limited


